FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               October 01 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Restructuring update
                                     dated 01 October 2003



1 October 2003


                               BRITISH ENERGY PLC

                      ("British Energy" or the "Company")

           ANNOUNCEMENT OF FORMAL AGREEMENT ON PROPOSED RESTRUCTURING

The Board of British Energy (the "Board") today announces that it has agreed the terms of a proposed restructuring (the "Proposed Restructuring") of the British Energy group of companies (the "Group") with certain of its creditors and the Secretary of State for Trade and Industry (the "Secretary of State"). The Proposed Restructuring gives effect to the heads of terms signed on 14 February 2003. Completion of the Proposed Restructuring is subject, amongst other things, to receipt by the Secretary of State of a satisfactory notification from the European Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004.


On 14 February 2003, the Board announced that it had reached agreement in principle with certain creditors of the Group for the standstill, compromise and restructuring of their claims. The formal documentation to implement the Proposed Restructuring has now been agreed with certain creditors and the Secretary of State who have signed conditional agreements , for the implementation of the Proposed Restructuring including the restructuring of the Group's nuclear liabilities agreed with the Secretary of State on 28 November 2002.


The objectives of the Proposed Restructuring are to ensure the long term viability of the Group and to enhance its liquidity position through the implementation of a series of measures, including the maintenance of cash reserves to enable the Group to meet its operating costs, capital expenditure requirements and debt service obligations in a variety of trading and operating environments.



Adrian Montague, Chairman of British Energy, said:



"This is a major step forward in the Group's financial restructuring. With the commitment and agreement of its creditors, the Company can make progress towards maximising the Group's operational performance to the benefit of all its stakeholders. The restructuring recognises the overwhelming claims of creditors and preserves some value for shareholders if we can proceed with their co-operation."



Mike Alexander, Chief Executive of British Energy, said:



"Formal agreement on the Group's financial restructuring will allow us to focus our energies on our nuclear performance improvement programme. We are determined to see British Energy return to being a prominent and respected participant in the UK energy market."



Terms of the Proposed Restructuring



- The terms of the Proposed Restructuring are set out in a restructuring agreement entered into today by certain Group companies, Enron Capital & Trade Europe Finance LLC, Teesside Power Limited, Total Gas & Power Limited, The Royal Bank of Scotland plc ("RBS") and British Nuclear Fuels plc ("BNFL") (the "Creditor Restructuring Agreement").



- The Creditor Restructuring Agreement has also been entered into by the members of the ad hoc committee of British Energy's bondholders. The steering committee of the lenders and swap providers in the Eggborough Bank syndicate (each lender and swap provider in the syndicate an "Eggborough Bank") has also agreed to enter into the Creditor Restructuring Agreement subject to receipt of credit committee approvals.



- These creditors has agreed (subject to certain conditions) to extinguish their existing claims against the Group in exchange for GBP275 million of new bonds, GBP150 million of CTA Bonds (see below) and 97.5 per cent of the issued ordinary shares of the restructured group.



- The terms of the Proposed Restructuring in respect of the arrangements between the Secretary of State and the Group are set out in a restructuring agreement entered into by certain Group companies, the Secretary of State and the Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited) (the "NLF") (the "Government Restructuring Agreement"). Under the
agreements to be entered into pursuant to the Government Restructuring Agreement, the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and the costs of decommissioning the Group's nuclear power stations and the Secretary of State will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF.



- In consideration for this assumption of financial responsibility, the restructured Group will issue GBP275 million in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of GBP20 million per annum (indexed to RPI and tapering as stations are scheduled to close); (ii) GBP150,000 (indexed to
RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially, and not to exceed, 65 per cent. subject to adjustment) (the "NLF Cash Sweep Payment").



- The entitlement of the NLF to a percentage of the Group's adjusted cash flow is convertible into an equity shareholding in the Group equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9 per cent.



- The Eggborough Banks, as creditors with security over Eggborough Power Limited, have agreed (subject to certain conditions) to replace their existing claims with a right to payments under an Amended and Restated Credit Agreement (the "Amended Credit Agreement") having a payment profile equivalent to GBP150 million of new bonds (the "CTA Bonds"). In addition, the Eggborough Banks will have an option to acquire the Eggborough station either through a share or asset purchase in 2010 upon payment of a GBP104 million break fee and the extinguishment of the then GBP83 million of outstanding CTA Bonds. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over Eggborough Power Limited under the Amended Credit Agreement will secure both the GBP150 million bond-equivalent payments and, through an indemnity for non-performance, the option acceleration.



- The restructuring proposals set out in the Creditor Restructuring Agreement are subject to: (i) sufficient additional bondholders signing up by 31 October 2003 to reach 75 per cent. of the combined amount owing to the bondholders and RBS (or such lesser percentage as may be agreed); (ii) approval prior to 31 October 2003 by the credit committee of RBS; and (iii) a majority in number of the Eggborough Banks holding over 75 per cent. (or such lesser percentage as may be agreed) of the combined amount owing to them signing up by 31 October 2003 with full credit committee approvals.



- As part of the Proposed Restructuring, the Company has agreed with certain creditors that British Energy's existing shareholders will, if they approve the Members' Scheme, receive new ordinary shares equal to 2.5 per cent. of the share capital of the Group immediately following implementation of the Proposed Restructuring as well as warrants to subscribe for a further 5.0 per cent. of the Group's fully diluted share capital (excluding the impact of conversion of the NLF Cash Sweep Payment) immediately following implementation of the Proposed Restructuring. This will result in a very significant dilution to the holdings of the existing shareholders. If the shareholders do not vote in favour of the Members' Scheme but instead vote in favour of the Disposal Route, they will receive only the warrants. If the shareholders do not vote in favour of either proposal, they will receive no shares or warrants (see "Mechanics for Implementation" and "Shareholder Allocation" below).



- The standstill arrangements entered into by British Energy and certain of its creditors on 14 February 2003 have been extended and will continue while the Proposed Restructuring is being implemented (subject to the occurrence of certain termination events).



- The secured loan provided to British Energy by the Secretary of State will also continue to be available while the Proposed Restructuring is being implemented, subject to the terms and conditions of the relevant agreement. The proceeds from the disposal of AmerGen (subject to completion), when received, will be used to repay drawings under the facility and to fund the cash reserves.



If the required approvals are not forthcoming within the timescales envisaged, or if the assumptions underlying the Proposed Restructuring are not fulfilled, or the conditions to the Proposed Restructuring are not satisfied or waived, then the Group may be unable to meet its financial obligations as they fall due and therefore the Group may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



The above is a summary only and investors and others are strongly advised to read the entire announcement, which contains additional important information not included in this summary.


Contacts:

Paul Heward              +44 1355 262 201  (British Energy, Investor Relations)

Andrew Dowler            +44 20 7831 3113  (Financial Dynamics, Media)


                               BRITISH ENERGY PLC

                      ("British Energy" or the "Company")


           ANNOUNCEMENT OF FORMAL AGREEMENT ON PROPOSED RESTRUCTURING

INTRODUCTION



The Board of British Energy (the "Board") announces that it has entered into an agreement (the "Creditor Restructuring Agreement") with The Royal Bank of Scotland plc ("RBS"), Teesside Power Limited ("TPL"), Total Gas & Power Limited ("Total") and Enron Capital & Trade Europe Finance LLC ("ECTEF") (TPL, Total and ECTEF collectively referred to as the "Significant Creditors"), British Nuclear Fuels plc ("BNFL") and the ad hoc committee of holders of the GBP109,861,000
5.949 per cent. guaranteed bonds due 2003, the GBP163,444,000 6.077 per cent. guaranteed bonds due 2006 and the GBP134,586,000 6.202 per cent. bonds due 2016 (collectively, the "Bonds" and the holders of the Bonds being the "Bondholders") (the "Ad Hoc Committee") relating to the standstill, recognition and compromise of the claims of the Significant Creditors, RBS, Bondholders and the Eggborough Banks and the proposed restructuring of the Group (the "Proposed Restructuring"). The Ad Hoc Committee represents 25 per cent. of the aggregate amount of Bonds outstanding.



The steering committee of the lenders and swap providers in the Eggborough bank syndicate (each lender and swap provider in the syndicate an "Eggborough Bank") (representing 35 per cent. of the combined amount owing to the Eggborough Banks) have agreed to recommend the Proposed Restructuring to their internal credit committees for approval and execution as well as recommending for approval and execution by the rest of the Eggborough Bank syndicate with a view to having all of them sign the Creditor Restructuring Agreement with full credit committee approvals by 31 October 2003.



If all Eggborough Banks do not sign the Creditor Restructuring Agreement, the claims of the Eggborough Banks will be compromised pursuant to a scheme of arrangement (the "Eggborough Scheme") which would be proposed and implemented at the same time as the Restructuring Scheme. In this case, the Proposed Restructuring requires that a majority in number of the Eggborough Banks holding over 75 per cent. (or such lesser percentage as may be agreed) of the combined amount owing to the Eggborough Banks sign the Creditor Restructuring Agreement by 31 October 2003 and thereby agree to vote in favour of the Eggborough Scheme in due course if a scheme is necessary to restructure the claims of the Eggborough Banks. Each Eggborough Bank who has signed or later adheres to the Creditor Restructuring Agreement is referred to in this announcement as a " Consenting Eggborough Bank". The claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement (the "Restructuring Scheme") which will be proposed and, if approved by Bondholders and RBS and sanctioned by the court, implemented once all the initial conditions to the Proposed Restructuring are satisfied. The Board expects this to take place in mid to late 2004. Members of the Ad Hoc Committee have entered into the Creditor Restructuring Agreement and agreed to vote in favour of the Restructuring Scheme.



The Proposed Restructuring requires, among other things, that Bondholders and RBS holding at least 75 per cent. of the combined amount owing to them (or such lesser percentage as may be agreed) sign the Creditor Restructuring Agreement by 31 October 2003 and thereby agree to vote in favour of the Restructuring Scheme in due course. Each Bondholder who has signed or later adheres to the Creditor Restructuring Agreement is referred to in this announcement as a "Consenting Bondholder". The Creditor Restructuring Agreement is also subject to approval prior to 31 October 2003 by the credit committee of RBS.



British Energy has also entered into an agreement (the "Government Restructuring Agreement") with the Secretary of State relating principally to the restructuring of the nuclear liabilities of the British Energy group (the "Group"). The Creditor Restructuring Agreement and the Government Restructuring Agreement are inter-conditional.



CREDITOR RESTRUCTURING AGREEMENT



Summary of the Creditor Restructuring Agreement



The Creditor Restructuring Agreement gives effect to the Heads of Terms signed on 14 February 2003 by RBS, the Eggborough Banks, Significant Creditors and certain Bondholders (as at that date).



The Creditor Restructuring Agreement will lapse unless:



- Bondholders and RBS holding at least 75 per cent. of the combined amount owing to them (or such lesser percentage as may be agreed) sign the Creditor Restructuring Agreement;



- a majority in number of the Eggborough Banks holding over 75 per cent. by value of the outstanding amount owed under the Eggborough finance agreements enter into or sign the Creditor Restructuring Agreement; and



- credit committee approval for RBS is obtained;

in each case by 31 October 2003 (or such later date as may be agreed).


The key terms of the Creditor Restructuring Agreement are as follows:



- the standstill arrangements agreed with RBS, the Eggborough Banks, Significant Creditors and BNFL pursuant to the Standstill Agreement entered into on 14 February 2003 and with certain Bondholders pursuant to a Bondholder Restructuring Agreement dated 14 February 2003 will continue on the previous terms until, inter alia: (a) the Proposed Restructuring becomes effective or (b) the Creditor Restructuring Agreement terminates or (c) the Standstill Agreement is terminated in accordance with its terms or (d) the Bondholder Restructuring Agreement is terminated in accordance with its terms (subject to a long stop date of the earlier of 31 January 2005 and 120 days from the satisfaction of the conditions to the Proposed Restructuring);



- under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders will continue to be paid interest semi-annually but not principal in respect of any claims against the Group until the completion of the Proposed Restructuring. However, if the Creditor Restructuring Agreement terminates, then the standstill arrangements will terminate and, accordingly, payments of interest under these standstill arrangements will also cease;.



- the Significant Creditors will compromise their respective claims against the Group in exchange for new bonds and new ordinary shares in the restructured Group as set out below;



- the Significant Creditors will be able to transfer their rights under the Creditor Restructuring Agreement and their claims against the Group after 31 October 2003 provided any transferee agrees to be bound by the Creditor Restructuring Agreement and subject to certain other conditions;



- all of the Eggborough Banks will compromise their claims against the Group in exchange for payments under a revised Capacity and Tolling Agreementand an Amended Credit Agreement, new bonds and new ordinary shares in the restructured Group as set out below and the option over the Eggborough station described below. The compromise will be effected by agreement with all the Eggborough Banks or pursuant to the Eggborough Scheme;



- RBS and the Consenting Bondholders will vote in favour of the Restructuring Scheme, pursuant to which, if approved, the claims of RBS and all Bondholders against the Group will be compromised in exchange for new bonds and new ordinary shares in the restructured Group as set out below;



- the Consenting Bondholders will vote in favour of certain technical amendments to the terms and conditions of the Bonds which are required to facilitate the implementation of the Restructuring Scheme; and



- the Consenting Bondholders will be able to transfer any interest in their respective Bonds provided that the transferee is already a Consenting Bondholder or agrees to be bound by the Creditor Restructuring Agreement.



Conditions to the Creditor Restructuring Agreement



In addition to the requirement for approvals referred to above and the receipt of the requisite commitments from Bondholders and the Eggborough Banks, the Proposed Restructuring is conditional on, among other things: (i) the receipt by the Secretary of State of a satisfactory notification from the European Commission (the "Commission") that, insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market ("EC Approval"); (ii) there being no material adverse change (see below); (iii) receipt of Inland Revenue and regulatory clearances; (iv) admission of the new bonds and new ordinary shares to listing on the Official List or, in the case of the new ordinary shares in the event that admission to the Official List is not possible, the Alternative Investment Market of the London Stock Exchange or, in the case of the new bonds, the Luxembourg Stock Exchange; (v) the BNFL arrangements becoming unconditional; (vi) the Government Restructuring Agreement becoming unconditional; and (vii) the Restructuring Scheme and, if required, the Eggborough Scheme, becoming effective. EC Approval is required by 30 November 2004 and the Restructuring is required to be completed by 31 January 2005 (or such later dates as may be agreed).



Material Adverse Change



For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the British Energy Group as a whole or of Eggborough Power Limited ("EPL") or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares, the CTA Bond (see below) or the new Eggborough arrangements.



Creditor Allocations



The Creditor Restructuring Agreement provides for Bondholders, RBS, the Eggborough Banks and the Significant Creditors to compromise their respective claims in exchange for new bonds and new ordinary shares as follows:


                                                               New bonds to       New ordinary
                                                                be issued         shares to be
                                                                                   issued (1)
                                                                    GBPm                 %

Bondholders                                                       154.1               52.3

RBS                                                                14.2               4.8

Eggborough Banks (2)                                              170.0               14.0

Total                                                              23.3               7.7

ECTEF                                                              20.0               6.8

TPL                                                                43.5               14.4

                                                               GBP425.0             100.0%


(1) Excludes any retained equity interest for existing shareholders (see below).

(2) Includes GBP150 million bond-equivalent payments through the Amended Credit Agreement.

(3) In addition, the NLF will receive GBP275 million of new bonds and a right to receive the NLF Cash Sweep Payment together with further amounts payable under the Contribution Agreement (see below).


Accordingly, the total number of new bonds issued and outstanding under the Proposed Restructuring will be GBP700 million.


Continuation of Standstill Arrangements


Subject to the required approvals being obtained, the Significant Creditors, the Consenting Eggborough Banks, RBS, the Consenting Bondholders and BNFL (together the "Consenting Creditors") will be restricted from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill until the earliest of: (i) the earlier of 31 January 2005 and 120 days from the satisfaction of the conditions to the Proposed Restructuring; (ii) termination following the occurrence of a termination event; or (iii) the completion of the Proposed Restructuring (the "Standstill Period").


Under the standstill arrangements, certain Consenting Creditors (including Bondholders) will be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks until the completion of the Proposed Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003).


The Creditor Restructuring Agreement contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed the agreements, including certain limitations on acquisitions and disposals and a prohibition on the payment of dividends and on the issuance of equity.


The Company will propose resolutions to Bondholders in the near future to facilitate these arrangements in relation to the Bonds as a class (see " Requirement for a Bondholder Meeting" below).


Termination of the Creditor Restructuring Agreement and Standstill Arrangements


Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include certain insolvency events affecting the Company, British Energy Generation Limited ("BEG"), British Energy Generation (UK) Limited ("BEGUK"), British Energy Power and Energy Trading Limited ("BEPET") or EPL; acceleration of the credit facility provided by the Secretary of State on 26 September 2002 as subsequently amended and restated (the "Government Facility"); the required approvals and Bondholder or Eggborough Bank commitments under the Creditor Restructuring Agreement not being obtained within the timescales envisaged; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate.


Corporate Governance


The Board has decided to undertake an evaluation of its performance and functioning, as recommended in the Higgs review, which will consider advice from stakeholders. The Ad Hoc Committee has indicated its intention to put forward two additional independent, non-executive directors, who, subject to the Board agreeing their suitability and experience, will be appointed.


Mechanics for Implementation


The Company will seek to implement the Proposed Restructuring in one of three ways:


- by the implementation of a scheme of arrangement with the approval of existing shareholders of British Energy (the "Members' Scheme") in addition to the Creditor Restructuring Agreement and the Restructuring Scheme (the "Members' Scheme Route"); or, failing which


- if the shareholders do not vote in favour of the Members' Scheme (or if it otherwise lapses), by the disposal (the "Disposal" and, together with the implementation of the Restructuring Scheme, the "Disposal Route") by the Company of all of its subsidiaries and other assets to a newly incorporated public company ("Newco 2") in consideration for Newco 2 agreeing to discharge the Company's liabilities. The Disposal will require shareholder approval in accordance with the listing rules (the "Listing Rules") of the UK Listing Authority (the "UKLA"); or, failing which


- if the shareholders do not vote in favour of the Members' Scheme (or if it otherwise lapses) and shareholder approval in respect of the Disposal is not obtained, by delisting British Energy from the Official List of the UKLA, in order for the Disposal to be completed without the requirement of a shareholder vote, and the implementation of the Creditor Restructuring Agreement and the Restructuring Scheme (the "Delisting Route").


Subject to the conditions and termination rights and the other terms of the Creditor Restructuring Agreement described above, British Energy is legally committed to implement the Proposed Restructuring by one of the implementation methods set out above with or without the approval of shareholders.


Under the Members' Scheme Route, British Energy will propose the Members' Scheme to its shareholders whereby British Energy would cancel its existing ordinary and A shares and issue new shares to a newly-incorporated public company ("Newco 1"), the parent of Newco 2. Following the Members' Scheme becoming effective, British Energy would then be acquired by Newco 2, in exchange for Newco 2 issuing shares to Newco 1. Thereafter, British Energy would be a wholly-owned subsidiary of Newco 2 which would itself be a wholly-owned subsidiary of Newco
1. Under the Restructuring Scheme and the Creditor Restructuring Agreement, the unsecured claims of RBS, the Bondholders, the Eggborough Banks and the Significant Creditors would be discharged in exchange for the issuance of ordinary shares in Newco 1 (the "New Shares") and new bonds of Newco 2 (the "New Bonds") in the amounts set out above.


The Disposal Route would be implemented where British Energy's shareholders do not vote in favour of the Members' Scheme or it otherwise does not become effective. Under the Disposal Route, the entire business of British Energy (including its subsidiaries) would be acquired by Newco 2 in exchange for the assumption by Newco 2 of the Group's liabilities. Again, the unsecured claims of RBS, the Bondholders, the Eggborough Banks and the Significant Creditors would be discharged in exchange for New Shares and New Bonds. Under the Listing Rules, the Disposal would require approval by a simple majority vote by the Company's shareholders.


If shareholders do not vote in favour of either the Members' Scheme or the Disposal, British Energy would be delisted to allow the Disposal to Newco 2 to be effected without shareholder approval.


After the Disposal the ordinary and 'A' shares in the capital of the Company would be of no value and ultimately the Company may be dissolved.


The UK Government will be issued a special share in each of Newco 1 and Newco 2 on terms to be determined but which will be no more extensive than the special rights redeemable preference share it currently holds in British Energy. This special share currently allows the Secretary of State to veto certain corporate actions including any change to the limitations in the Articles of Association of the Company on any person having an interest in 15 per cent. or more of the voting share capital of the Company, and prohibiting any disposal by the Group of its nuclear power stations without consent.


If the Creditor Restructuring Agreement is not signed by all the Eggborough Banks, EPL will seek to restructure the claims of the Eggborough Banks pursuant to the Eggborough Scheme.


Shareholder Allocation


The Company has agreed with the Consenting Creditors that the Company's existing shareholders will be offered a mix of New Shares and warrants in Newco 1 as follows:



- If shareholders approve the Members' Scheme, they will receive New Shares representing 2.5 per cent. of the issued share capital of Newco 1 immediately following implementation of the Proposed Restructuring. In addition, shareholders would also receive warrants entitling them to subscribe for New Shares equal to 5.0 per cent. of Newco 1's fully diluted (excluding the impact of conversion of the NLF Cash Sweep Payment ) share capital immediately following completion of the Proposed Restructuring;



- If shareholders do not vote in favour of the Members' Scheme (or it otherwise lapses) but the shareholders pass the resolution required by the Listing Rules to effect the Disposal Route, then shareholders would not receive any New Shares but would receive warrants entitling them to subscribe for New Shares equal to
5.0 per cent of Newco 1's fully diluted (excluding the impact of conversion of the NLF Cash Sweep Payment) share capital immediately following completion of the Proposed Restructuring; or



- If shareholders do not vote in favour of the Members' Scheme (or it otherwise lapses), shareholder approval in respect of the Disposal is not obtained and the Company were to delist in order to complete the restructuring, the shareholders would receive no New Shares or warrants.



Summary of Warrant Terms


The warrants which shareholders would receive in the circumstances detailed above would have the following terms:



% of Newco 1's share capital (1)  :                               5.0 per cent.

Exercise period:                                 5 years from completion of the
                                                         Proposed Restructuring

Subscription price (aggregate)(2):                             GBP28.95 million


(1) Fully diluted (excluding the impact of conversion of the NLF Cash Sweep Payment) immediately following completion of the Proposed Restructuring.


(2) Equivalent to an equity market capitalisation of the Group of GBP550 million post-restructuring.



Treatment of Different Classes of Shares



In addition to its 621 million ordinary shares, the Company has 81 million 'A' shares outstanding, which, in certain circumstances, have preferential rights on a liquidation over the ordinary shares. Since shareholders would be highly unlikely to receive any return in a liquidation, the Company believes the theoretical preferential rights of the 'A' shareholders on a liquidation should be disregarded for the purposes of allocating consideration between the 'A' shareholders and the ordinary shareholders.



Accordingly, since each class of shareholder will be required to vote to approve the Members' Scheme, the Company proposes that any New Shares and/or warrants offered as consideration should be allocated between 'A' and ordinary shareholders pro rata to shares outstanding because the votes of each class are of equal weight. Therefore, the 'A' shareholders would receive approximately 11.5% of the consideration and the ordinary shareholders would receive approximately 88.5% of the consideration.



If the Members' Scheme lapses but shareholder approval for the Disposal Route is obtained, the warrants available to shareholders would be allocated between the 'A' and ordinary shareholders on the same basis as under the Members' Scheme.



Requirements for Approval



The Members' Scheme would require approval of a majority in number of holders of each class who vote representing at least 75 per cent. of the votes cast by that class at separate meetings of the holders of the ordinary and 'A' Shares of the Company convened by the court, and would need to be sanctioned by the court.



In order for the Disposal Route to be effected, it would be necessary for only a simple majority of the ordinary shareholders voting at an extraordinary general meeting of the Company to vote in favour of the Disposal.



The Proposed Restructuring is not conditional on either the Members' Scheme becoming effective or shareholders voting in favour of the Disposal. If the Members' Scheme lapses, the Proposed Restructuring would be effected through the Disposal Route or, if the necessary shareholder approval for the Disposal is not obtained, the Delisting Route.



The Proposed Restructuring is, however, conditional on the implementation of the Restructuring Scheme and, if necessary, the Eggborough Scheme. In order for the Restructuring Scheme to become effective, it is necessary that at least 75 per cent. by value and a majority in number of the relevant creditors present and voting at the meeting convened to approve the Restructuring Scheme vote in favour of the Restructuring Scheme. Following approval by the requisite majority, the Restructuring Scheme will also need to be sanctioned by the court. In order for the Eggborough Scheme to become effective it must be approved by a simple majority by number of the Eggborough Banks holding at least 75 per cent. by value of the claims voted at a meeting of Eggborough Banks to approve the Eggborough Scheme and subsequently sanctioned by the court.



UPDATE ON OTHER RESTRUCTURING ARRANGEMENTS



New Bonds



The aggregate principal amount of the New Bonds to be issued to the Significant Creditors, Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited (the "NLF")) and the Bondholders will be GBP700 million (of which GBP150 million will be issued to EPL with bond-equivalent payments being made by EPL to the Eggborough Banks and constituted as the CTA
Bond). The New Bonds will be denominated in Sterling, pay interest on a quarterly basis and be listed either in London or Luxembourg. The New Bonds (including the CTA Bond) will form a single series.



The New Bonds will be issued by Newco 2, and will be guaranteed by Newco 1 and all of its existing and future material subsidiaries (other than EPL and British Energy Trading Services Limited ). The New Bonds will carry an interest rate of 7 per cent. per annum and will be repaid in annual instalments between 2005 and 2022 and will have an average life of approximately 8 years. A summary of the terms of the New Bonds is attached as Schedule A.



The Company has received feedback from Fitch, Moody's and Standard & Poors (the "Rating Agencies") with regard to an indicative prospective rating for the New Bonds when issued at the completion of the Proposed Restructuring. The exact nature of the feedback is governed by confidentiality agreements entered into between the Company and the Rating Agencies. One Rating Agency has provided an indicative rating at investment grade and two rating agencies have provided indicative ratings at non-investment grade. The Company will continue its discussions with the Rating Agencies and expects to seek public ratings of the New Bonds when issued after completion of the Proposed Restructuring.



Eggborough CTA



Under the terms of the Proposed Restructuring, the Group will enter into agreements (the "CTA Agreements") under which EPL will remain within the Group and will continue to own and operate the Eggborough power station (the " Eggborough Station") except that the Eggborough Banks will have an option to acquire the shares in EPL or the Eggborough Station assets in 2010. The remaining useful life for accounting purposes of the Eggborough Station is currently 17 years through to 2020. The CTA Agreements will include:



- a revised capacity and tolling agreement (the "Revised CTA") to be entered into by BEPET and EPL under which EPL will make the Eggborough Station available to BEPET for the generation, transmission and sale of electricity and related services. In return, BEPET will: (a) pay amounts equal to all operating and maintenance costs relating to the Eggborough Station as and when they fall due (including any corporation tax not met directly by British Energy but excluding depreciation and other non-cash costs); and (b) make payments equal to budgeted capital expenditure as and when such payments fall due;



- a CTA Bond issued by Newco 2 and to be held by EPL on the same terms as the New Bonds. This will provide the mechanism by which the Eggborough Banks receive payments having a maturity and profile (and appropriate related rights) identical to GBP150 million of New Bonds. The CTA Bond will benefit from the same guarantees as the New Bonds;



- the Amended Credit Agreement. The payments under CTA Bond will be made to EPL and EPL will make analogous payments under the Amended Credit Agreement. The remainder of the debt under the original Credit Agreement will be released in consideration for the issue of GBP20 million of New Bonds and 14 per cent. of New Shares and the Options described below to the Eggborough Banks; and



- an option to purchase the shares in EPL and an option to purchase the Eggborough Station assets (the "Options"). Under the Options, the Eggborough Banks will be able to take ownership of the shares in EPL or the Station assets (as the case may be) on 31 March 2010 in consideration for the payment of a break fee of GBP104 million and the foregoing of all future payments due under the Amended Credit Agreement on 31 March 2010. Following exercise of either of the Options, the Eggborough Banks will have no further claims against the Group.



The Eggborough Banks will continue to have security over the shares in EPL and the Eggborough Station assets (the "Station Security") under the Amended Credit Agreement. In addition, the Eggborough Banks will subject to the payment of enforcement fees in certain circumstances reflecting the value of the break fee, have the right to accelerate their Options following a default. This right will also be secured under the Amended Credit Agreement, through a non-performance indemnity. In the event of a default under the Amended Credit Agreement, the Eggborough Banks will have the right either to exercise their security with respect to the outstandings under the Amended Credit Agreement (together with any unpaid operating expense and capital expenditure amounts then due under the Revised CTA) or, in certain cases, to exercise the Options. After 31 March 2010, the Station Security shall only secure the outstandings under the CTA Bond and the Amended Credit Agreement.



In the event that the Eggborough Banks exercise the Station Security (other than following non-performance under an Option exercise), the value of this security (the "Security Value") will be calculated. If the Security Value is: (a) greater than the outstandings under the CTA Bond , the Eggborough Banks will forfeit the CTA Bond ; or (b) less than the outstandings under the CTA Bond the EPL Lenders will forfeit the CTA Bond in an amount equal to the Security Value. The Eggborough Banks' only remaining claims against the Group (not including EPL) will be under any remaining CTA Bonds .



In the event that the Eggborough Banks accelerate an Option, their claim will be limited to outstandings under the Amended Credit Agreement plus the value of the Station post-2010 less certain enforcement fees, provided that in no circumstances will their recovery exceed the original Credit Agreement outstandings less the value the Eggborough Banks have received in the restructuring package.



Summary of the Government Restructuring Agreement



The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the "Nuclear Liabilities Agreements"). It also effects some further amendments to the Government Facility.



Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, inter alia:



- the Creditor Restructuring Agreement becoming effective (save for the extension of the standstill arrangements which is immediately effective) by 31 October 2003;



- the Creditor Restructuring Agreement becoming unconditional in all respects by 31 January 2005 or such later date as the Secretary of State may agree;



- the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including Newco 1 and Newco 2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);



- there being no continuing event of default under the Government Facility;



- the representations and warranties given by the British Energy parties in the Government Restructuring Agreement being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and



- there being no breach of any undertaking given by any British Energy party under the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.



If any of the conditions are not fulfilled or waived by the Secretary of State on or before 31 January 2005 (or such later date as the Secretary of State may agree) or a material adverse change (as defined in the Creditor Restructuring Agreement) occurs at any time before the order sanctioning the Restructuring Scheme is filed with the registrar of companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.



The Government Facility will terminate (unless previously extended) at the earlier of 30 September 2004 and either (i) if there are no drawing outstanding, the date of a Commission decision on State aid, at that date, or (ii) to the extent that drawdowns are outstanding, the Restructuring Effective Date.



FINANCIAL POSITION OF BRITISH ENERGY



Current Trading



For the period from 1 April 2003 to 31 August 2003, as per the Group's unaudited management accounts, the total output of the Group was in line with management projections, amounting to 29.4TWh, of which 27.6TWh was derived from its nuclear fleet and 1.8TWh from the Eggborough Station. The average achieved selling price per MWh over this period was GBP15.50, reflecting the contracted prices for delivered output in this period as well as the seasonal nature of electricity prices. For these five months, the Group's operating loss was GBP40 million (based on the pre-restructuring contractual arrangements) reflecting the low achieved prices in the period. Operating cash outflow in this period was GBP14 million, reflecting the benefit of the standstill arrangements, these lower achieved prices and the costs of the Proposed Restructuring.



Pro Forma Cost Information Relating to the Restructured Entity



In recent years, the Company has taken a number of steps to reduce the cost structure of the business. The terms of the Proposed Restructuring, and in particular the changes to the BNFL agreements and the Nuclear Liabilities Agreements, will result in a significant reduction in British Energy's nuclear unit cash operating costs (including maintenance, capital expenditures and overheads (including corporate overheads) and excluding the impact of the NLF Cash Sweep Payment). On a pro forma basis (assuming the Proposed Restructuring had been completed on 31 March 2003), the projected average cash costs for the three financial years ending 31 March 2006, are expected to fall from an average of GBP17.80 per MWh to an average of GBP14.50 per MWh, assuming an annual nuclear output level of 67TWh and an assumed wholesale electricity price of GBP16 per MWh. This represents a reduction of approximately 19 per cent. At other prices, the equivalent cash cost is estimated to be as follows:


      Reference price per MWh of nuclear output                    Equivalent cash cost per MWh


                         GBP14                                                   GBP13.8

                         GBP15                                                   GBP13.9

                         GBP16                                                   GBP14.5

                         GBP17                                                   GBP15.0

                         GBP18                                                   GBP15.5

                         GBP19                                                   GBP15.9

                         GBP20                                                   GBP16.2

                         GBP21                                                   GBP16.4

                         GBP22                                                   GBP16.4



Programmes are being put in place by the Company that are expected to generate annual margin improvements of GBP25 million in the 2003/4 financial period rising to GBP50 million in both the 2004/5 and 2005/6 financial periods, decreasing thereafter as stations close. A significant portion of these margin gains are expected to be generated from improved reliability within the nuclear fleet and the resulting increases in output.



However, as stated in the Group's annual report and accounts, under FRS17, the net deficit of the pension schemes amounted to GBP352 million as at 31 March 2003. The next formal actuarial valuation of the Group's pension schemes is to be performed as at 31 March 2004, which will estimate the funding requirement of the Group's pension schemes and any additional cash payments required of the Group..



In addition, the future capital expenditures of the Group are projected to be lower than recent levels due to the scheduled completion in September 2004 of the flue gas desulphurisation plant project at the Eggborough Station and the past investment in work management and fleet enhancement programmes. For the financial year to 31 March 2004, capital expenditures of approximately GBP125 million are projected. British Energy expects that this will fall to approximately GBP100 million in the financial year to 31 March 2005. The Company believes that annual capital expenditures will be in the range of GBP85 million to GBP90 million for the following three years.



Liquidity Position



The terms of the Proposed Restructuring are designed to secure the long-term financial viability of the Group and to enhance its liquidity position.



Under the terms of the Proposed Restructuring, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the "Cash Reserve"). The initial target amount for the Cash Reserve is GBP490 million plus the amount by which cash employed as collateral exceeds GBP200 million (the "Target Amount").



As at 31 March 2003, the Group had cash and liquid investments totalling GBP333 million, of which GBP209 million was deposited as collateral in support of the Group's trading activities and operational requirements. As at 26 September 2003, collateral requirements had increased to GBP306 million due to the sharp increase in electricity prices over the summer period and the Group's contracted position,. In the medium term, on the basis of the Group's current trading strategy, its current financial position and assuming no significant variation in price from its contracted prices, the Company would expect that the level of collateral required to support the business would be in the region of GBP200 million to GBP250 million, implying a Target Amount of between GBP490 million to GBP540 million.



On 26 September 2003 the Group had cash and liquid investments of GBP326 million (excluding amounts held in certain reserve accounts under the standstill arrangements) after drawing down approximately GBP61 million under the Government Facility. On 29 September 2003, the Company drew down a further GBP36 million under the Government Facility, bringing total borrowings under this facility to approximately GBP97 million. The proceeds from the disposal of AmerGen (subject to completion), when received, will be used to repay drawings under the facility and to fund the Cash Reserves for working capital and collateral. The Government Facility will cease to be available (unless previously extended) to the Group from the earlier of 30 September 2004 and the date of a Commission decision on State aid if no drawdowns are outstanding at that date or to the extent that drawdowns are outstanding, the Restructuring Effective Date.



The restructured arrangements with the NLF will reduce the Group's exposure to the uncertainty and long term risks associated with its nuclear liabilities. The substantial historical uncontracted nuclear liabilities and decommissioning costs will be replaced by the New Bonds issued to the NLF, the ongoing fixed decommissioning contributions, the payments for PWR fuel and the NLF Cash Sweep Payment (see below). The operational structure of the business has also been changed to reduce the Group's exposure to fluctuations in wholesale electricity prices. As an example, the terms of the new BNFL contracts mean that British Energy's obligations to BNFL under these agreements are reduced to offset low electricity prices by an amount equal to the price differential calculated on 34TWh per annum being approximately 50 per cent. of the Group's expected annual nuclear output of 67TWh. Also, British Energy's electricity sales contracting policy is such that a significant amount of the Group's future output has been sold (see below), providing a stable income flow over the near term. These factors are designed to enhance the robustness of the Group's finances going forward.



The Company's proposed post-restructuring capital structure has been determined, in consultation with Secretary of State, with the objective of the Company being able to meet its debt service obligations taking into account: (i) rigorous downside sensitivities in respect of wholesale electricity prices and output (e.g. through unplanned outages), and (ii) the profile of the scheduled closure of the nuclear power stations.



A pro forma net asset statement prepared on the basis that the Restructuring had been effected on 31 March 2003 is set out in Schedule C to this announcement.



BRITISH ENERGY STRATEGY AND OUTLOOK



The Board is confident that, if the Proposed Restructuring is successfully implemented, the Company will be in a position to operate safely for the long term with a reduced cost base.



British Energy's nuclear output is projected to be approximately 67TWh in the current financial year and the Company believes that, subject to planned outages, this is sustainable for the existing fleet. While the Company is targeting annual output from its nuclear power stations of approximately 69TWh (82 per cent. load factor), the Board considers that a prudent judgement of the normal level of the output from these plants on an annual basis should be 67TWh (80 per cent. load factor). Going forward, British Energy will look for improvement in safety performance, increasing the level of plant reliability and raising overall productivity within its operations. The Group intends to implement a series of measures designed to improve reliability within the nuclear fleet towards levels achieved by a number of US top quartile operators (after adjusting for relevant design differences versus the Group's stations). These measures are intended to reduce planned and unplanned outages leading to improved output and higher efficiency.



The revised front-end and back-end fuel contracts that have been agreed with BNFL provide a partial hedge against market price movement on approximately 50 per cent. (currently 34TWh) of the Company's total nuclear output. Further risk mitigation has been (and will continue to be) delivered through the Group's trading strategy. The Board believes that short-term and medium-term risk reduction will continue to be achieved through a trading mix that includes medium-term direct sales to industrial and commercial customers as well as contracting in the wholesale electricity markets. For example, British Energy has agreed an electricity sales contract with Centrica covering 38TWh over four years, over half of which is at a fixed price.



In September 2002, in view of the Group's financial position, the Board decided to revise the Group's wholesale contracting policy. Following this, the decision was taken to fix a greater proportion of the Group's income to minimise risks and reduce the Group's exposure to volatility in the wholesale price of electricity. As a result, the Group is fully-contracted for the current financial year with limited price exposure for the rest of the year and a current forecast for average achieved price of GBP17.15 per MWh. For future years, the Group has less forward cover. For Summer 2004 and Winter 2004/2005, the Group has in total contracted to sell approximately 90 per cent. of its planned output and has fixed price sales contracts in respect of approximately 50 per cent. of its output. The fixed price contracts for next year are at an average price of GBP18.30 per MWh. When taken together with the hedge provided by the revised BNFL contracts, the exposure of the Group to the market price for electricity in the financial year ending March 2005 is only 8 per cent of its total output or approximately 6TWh.



The Company will continue to assess and adjust its sales and trading strategy with the objective of achieving maximum commercial value at acceptable risk within the cash and other constraints that exist for the Group.



The Group has also begun to reduce costs throughout the business, particularly corporate costs and other overheads. Consultation is already underway with staff regarding the planned closure of the Company's headquarters and related staffing reductions and consolidation of some functions.



The Group will also continue to play its part in the evolution of the UK energy market. In particular, it will seek to ensure that the importance of nuclear generation is reflected in the way that the detailed regulations regarding generation, transmission and environmental performance are enacted. The Group will act to ensure that the commercial impact and possibilities of these regulations are understood and reflected in ongoing generation and trading strategies.



DIVIDEND POLICY



The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, consistent with the long term development of the business. However, under the terms of the Proposed Restructuring, there are certain restrictions on the Board's ability to pay dividends, as follows:



- Under the terms of the Nuclear Liabilities Agreements, British Energy is required to fund a cash reserve out of the Company's post-debt service cash flow in order to support British Energy's collateral and liquidity requirements post-restructuring. The Company cannot make distributions to its shareholders or to the NLF until the level of this reserve is at least equal to the Target Amount. It is expected that, when the Proposed Restructuring is completed, the level of the cash reserve will be below the Target Amount and therefore there will be no distributions to shareholders until such time as the cash reserve is at the required level. As a result of the requirement to fund the cash reserves, the Board does not expect to pay a dividend in respect of the financial year ending 31 March 2005;



- The terms of the Nuclear Liabilities Agreements also require that once the cash reserve is funded to the level of the Target Amount, British Energy must pay the NLF Cash Sweep Payment to the NLF. The NLF Cash Sweep Payment is initially defined as 65 per cent. of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders; and



- The terms of the New Bonds contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred.



NUCLEAR LIABILITIES ARRANGEMENTS



Overview of Nuclear Liabilities



BEG and BEGUK have an obligation under their nuclear site licences to decommission their stations at the end of their useful life. Certain of the decommissioning liabilities are covered by the existing arrangements with Nuclear Generation Decommissioning Fund Limited to which BEG and BEGUK currently make contributions pursuant to the terms of the Nuclear Decommissioning Agreement (the "NDA Agreement"), which was entered into on 29 March 1996. BEG and BEGUK's obligations under the NDA Agreement are guaranteed by British Energy. However, there is no certainty that the existing fund (the "NDF") will be sufficient to cover all of the liabilities to which it relates. In addition, other substantial decommissioning liabilities are not covered by the NDF. Decommissioning liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the Group will generate sufficient funds to satisfy these liabilities.



In addition, the operations of BEG and BEGUK generate liabilities in respect of nuclear fuel and waste. Some of these liabilities are covered by long term contracts with BNFL, with the balance being uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the Group will generate sufficient funds to cover these liabilities.



As at 31 March 2003, British Energy's consolidated audited accounts contained, on a discounted basis, an accrual of approximately GBP2.2 billion for liabilities in respect of BEG and BEGUK's spent fuel management contracts with BNFL, which extend to 2086, and provisions of approximately GBP0.7 billion for uncontracted liabilities and approximately GBP1.0 billion for costs of decommissioning which may take eighty years or more from the start of defuelling to complete. A more detailed description of these liabilities can be found in British Energy's 20-F report which is available on the Company's website (www.british-energy.com).



As at 31 March 2003, the market value of the NDF's investments, as shown in British Energy's consolidated annual report and accounts, was GBP0.3 billion. Pending implementation of the Proposed Restructuring, payments to the NDF will continue on the existing basis.



Under the terms of the Proposed Restructuring, the existing NDF will be enlarged into the NLF which, subject to certain exceptions (see below), will fund BEG and BEGUK's uncontracted nuclear liabilities and the costs of decommissioning BEG and BEGUK's nuclear power stations. The NLF will be funded by contributions from BEG and BEGUK and the Secretary of State has agreed to assume financial responsibility for the qualifying decommissioning costs and qualifying uncontracted liabilities to the extent that they exceed the assets of the NLF. To the extent that there is any surplus in the NLF, this amount will be paid to Secretary of State. The Secretary of State has also agreed, again subject to certain exceptions, to assume financial responsibility for contracted liabilities for historic spent fuel.



The Secretary of State has agreed to enter into these arrangements subject, inter alia, to: (i) her not having determined and notified British Energy in writing that, in her opinion, the Group (including Newco 1 and Newco 2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required); (ii) there being no material adverse change in the position of the Group; (iii) the other conditions of the Government Restructuring Agreement described above; and (iv) all other aspects of the Proposed Restructuring otherwise becoming unconditional.



The obligations of BEG and BEGUK under these arrangements with the Secretary of State will be guaranteed by each material Group company (except for BETS, EPL and BEIL).



Nuclear Liabilities Agreements



The arrangements relating to the NLF described herein will be effected through the implementation of five primary agreements, the Nuclear Liabilities Funding Agreement, the Historic Liabilities Funding Agreement, the Contribution Agreement and two Government Option Agreements, as well as a number of related agreements.



Nuclear Liabilities Funding Agreement



Under the Nuclear Liabilities Funding Agreement, BEG and BEGUK may make applications to the NLF for payment in respect of costs of discharging qualifying liabilities. The NLF undertakes to make payments to meet the costs of discharging qualifying liabilities. The Secretary of State is obliged to fund the NLF if its assets are insufficient.



Before liabilities and costs are funded by the NLF, the new Nuclear Decommissioning Authority (the "NDA") will be required to confirm that the liabilities are qualifying liabilities. The NDA is a body, to be established if and when the current draft Nuclear Sites and Radioactive Substances Bill becomes law, which the Secretary of State may designate as her agent to perform certain obligations under the Nuclear Liabilities Agreements. Pending such designation the Secretary of State will perform these obligations.



BEG and BEGUK will have ongoing reporting obligations to the NLF, the Secretary of State and the NDA and will also be obliged to obtain NDA approval for their decommissioning plans, contracting strategy and other relevant plans, assessments and other documents relating to the management of uncontracted nuclear liabilities and decommissioning costs.



BEG and BEGUK have agreed with the NLF and the Secretary of State to operate their nuclear power stations in accordance with the "Minimum Performance Standard", being defined as the application of practices, methods and activities in relation to the operation of nuclear power stations in good faith and in compliance with applicable law and the practices and procedures considered by and acceptable to the Health and Safety Executive, the Environment Agency and the Scottish Environment Protection Agency (the "Accepted Standards").



Changes in nuclear power station operations must be approved by the NDA if the change will result in or can reasonably be expected to result in an increase in the costs of discharging qualifying liabilities in excess of certain specified materiality thresholds (i.e. an increase in the costs of discharging liabilities in excess of (i) GBP10 million on a net present value basis, (ii) GBP25 million on an undiscounted basis or (iii) payments having to be made in the following five years of GBP5 million or more on an undiscounted basis). Changes required to meet current or reasonably anticipated legal or regulatory requirements or to comply with the Accepted Standards will be permitted provided that in the case of such an anticipatory change which has an economic benefit for BEG and BEGUK, the company would still implement the change even if there was no economic benefit. Otherwise BEG and BEGUK are required to compensate the NLF for the incremental liabilities produced by the change. On the other hand, the Secretary of State may require BEG or BEGUK to implement, or BEG or BEGUK may offer to implement, operational changes expected to materially reduce uncontracted liabilities or decommissioning costs, subject to the NLF compensating BEG and BEGUK for any associated economic disbenefit and, if the proposal was made by BEG or BEGUK, an agreed incentivisation margin being paid to them by the NLF.



BEG and BEGUK will be responsible for funding certain excluded or disqualified liabilities and are required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. The list of excluded liabilities includes, inter alia, employment and redundancy costs, certain environmental expenses, liabilities other than nuclear liabilities and liabilities arising from a breach by BEG or BEGUK of the Nuclear Installations Act 1965. Disqualified liabilities include the increases in the net present value of costs of discharging liabilities of GBP100,000 or more arising out of
(a) failures by BEG or BEGUK to comply with the Minimum Performance  Standard or
(b) the implementation of unapproved operational changes where pre-approval is required or (c) the implementation of "licensee changes" (being operational changes made by BEG or BEGUK other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with Accepted Standards which do not meet the economic benefit test described above).



It is intended that the obligations of the NLF and the Secretary of State under the Nuclear Liabilities Funding Agreement will continue notwithstanding formal insolvency of BEG, BEGUK or any other relevant member of the Group. Where any of BEG or BEGUK's nuclear power stations are transferred to a third party, it is intended that the Secretary of State will continue to fund the NLF (where necessary) and for the NLF to continue to fund the costs of discharging liabilities so far as practicable. To that end, such a third party may, at the discretion of the Secretary of State, become a party to the Nuclear Liabilities Agreements with the same rights and obligations as BEG and BEGUK. In exercising her discretion, the Secretary of State shall have due regard to whether the third party has the financial and technical competence to carry out its obligations under the nuclear liabilities documents and is a fit and proper transferee of the relevant asset.



BEG and BEGUK are liable to reimburse the NLF, NDA and the Secretary of State for certain administration costs incurred in relation to the Nuclear Liabilities Funding Agreement and the Historic Liabilities Funding Agreement up to GBP1 million per annum in aggregate. This cap does not apply where such costs arise as a result of a breach by BEG or BEGUK of the nuclear liability arrangements or an event of default thereunder.



Government Option Agreements



The Secretary of State (or her nominee) will have the option to acquire for GBP1 each nuclear power station and the related station assets (excluding any unloaded fuel at the station which the Secretary of State may elect to purchase and also excluding strategic spares which are subject to different arrangements) either to decommission the station or to continue the operation of such station beyond the date of closure chosen by BEG and BEGUK. The option to continue operating a station allows the NDA and/or Secretary of State to defer or partially offset the costs of decommissioning those stations, as such costs would otherwise be borne by the NLF. An option to decommission a station is exercisable at any time (whether before or after that station's closure date). An option to continue to operate a station may (unless BEG or BEGUK has given notice that it will close the station early) only be exercised at any time up to and including the date which is two years before the scheduled closure date but cannot take effect before the closure date at the earliest. Unless otherwise agreed by the station purchaser and the selling BEG entity, on the exercise of an option to decommission, the date of completion of the transfer will be the later of 36 months after the exercise of the station option and the scheduled or early closure date of that station. On the exercise of an option to operate, the date of completion of the transfer will be on the scheduled or early closure date (if this is more than 30 months after the early closure date notice) and in all other circumstances, not later than 36 months after the exercise of the option.



The Secretary of State will also have the option to acquire for GBP1 BEG and BEGUK's shareholdings in United Kingdom Nirex Limited ("Nirex"), a company owned by BEG, BEGUK and other owners of nuclear facilities in the UK, established to research into and develop a facility for the disposal of intermediate level waste. The benefit of shareholder loans made by BEG and BEGUK to Nirex and BEG and BEGUK's ongoing funding obligations to Nirex will also be transferred to the Secretary of State (or her nominee) should the option be exercised. In the event that the option is not exercised and BEG and BEGUK's costs to Nirex materially increase above the current level, such costs will be met by the NLF under the Nuclear Liabilities Funding Agreement.



Contribution Agreement



Under a Contribution Agreement to be entered into between the NLF, the Secretary of State and certain Group companies, the following ongoing contributions will be made to the NLF by the Group:



- fixed decommissioning contributions totalling GBP20 million per annum (indexed to RPI and tapering as stations are scheduled to close) (the "Decommissioning Payments");



- GBP150,000 (indexed to RPI) for every tonne of PWR fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and



- an annual payment amounting (initially) to 65 per cent. (the "Payment Percentage") of the Group's consolidated adjusted net cash flow (calculated on the basis set out in Schedule B (the "NLF Cash Sweep Payment").



In addition, Newco 2 will issue GBP275 million of New Bonds to the NLF.



The Decommissioning Payments will be accelerated on a net present value basis (discounted at a rate of 6.8 per cent. per annum as adjusted for inflation) and become immediately due and payable on various insolvency events relating to BEG, BEGUK, Newco 1 or Newco 2. The accelerated payment will be guaranteed by all principal Group companies and secured by first ranking fixed and floating security over their assets. In addition, prepayments or purchases of the New Bonds will only be permitted if, prior to such prepayment or purchase, Newco 1 prepays on a pro rata basis the net present value of the Decommissioning Payments for the immediately following five year period at or prior to the time on which the prepayment or purchase of the New Bonds is to be effected.



The trustees of the NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into convertible ordinary shares in Newco 1. Such shares will be convertible into ordinary shares in Newco 1 at the option of the NLF and will automatically convert into ordinary shares on transfer to a third party (other than the NLF's successors and permitted assignees). If all of the NLF's entitlement to the NLF Cash Sweep Payments were converted into shares, the NLF would receive shares such that its post-conversion equity holding in Newco 1 would equal the Payment Percentage applying immediately prior to the conversion. In the case of a partial conversion by the NLF, the Payment Percentage would be reduced on a pro rata basis based on the level of partial conversion. Under the terms of the Contribution Agreement, any convertible ordinary shares issued to the NLF will be subject to certain voting restrictions, including a limitation that for so long as those shares are held by the NLF they would be non-voting to the extent that they would otherwise carry more than 29.9 per cent. of the voting rights of Newco 1. A disposal of such shares by the NLF representing 10 per cent. or more of Newco 1's issued share capital would be subject to a notice period of the lesser of three months and the time required to obtain a listing of the shares. The Secretary of State will determine the NLF's investment policy, in consultation with the NLF trustees before completion of the Proposed Restructuring. Subject to acceptance by the NLF trustees, the Secretary of State envisages that the investment policy of the NLF will include the following guidelines: (a) an initial period of at least 6 months following completion of the Proposed Restructuring, during which no conversion of NLF Cash Sweep Payment or disposal of New Shares will be made; and (b) thereafter, the avoidance of the "drip feeding" of small numbers of shares into the market in a manner that unduly depresses the market. These guidelines would not prevent NLF from exercising its conversion rights or selling shares where it considered that conversion or sale was required in order to protect its interests against corporate actions in relation to British Energy, or in other exceptional circumstances.



The Payment Percentage is adjustable so that shareholders benefit from retained free cash flow and the proceeds of new subscriptions and so that the NLF is not adversely affected by corporate actions. These adjustments are described in further detail in Schedule B.



The cash reserves which the Group is entitled to accumulate before making the NLF Cash Sweep Payment are intended to be used for a number of purposes, including providing collateral for trading and operations, covering lost revenue and costs from outages, paying principal and interest on the New Bonds and meeting other working capital requirements. On the date that the Proposed Restructuring is implemented, the Target Amount for the cash reserves will be equal to GBP490 million plus the amount from time to time the amount of cash being employed by the Group as collateral exceeds GBP200 million (being the amount notionally allocated to collateral as at 28 November 2002). Based on the collateral level as at 26 September 2003 of GBP306 million, the initial Target Amount would be GBP596 million. The reasons for this increase in collateral are described in further detail below. Newco 1 may reduce the Target Amount below GBP490 million if, and for so long as, the Group achieves an investment grade rating or to the extent committed loan facilities are available to the Group and are intended and expected to be used for the same purposes as the cash reserves (so long as these facilities do not breach certain financial covenants under the terms of the new Bonds). Following the closure of four or more of the Group's nuclear power stations, there will be a review of the Target Amount to determine whether an adjustment in the Target Amount would be appropriate.



In addition, Newco 1 is entitled to allocate cash in excess of the Target Amount to a forecast expenditure reserve (and thereby reduce the amount of any NLF Cash Sweep Payment in respect of the previous financial period) to meet capital expenditure anticipated to be due in the current financial period or to make an acquisition, to finance a fixed asset or to preserve cash raised for general purposes through an issue of securities listed on a recognised stock exchange or securities traded on a recognised stock exchange.



The Group will also undertake to comply with certain covenants. These covenants are intended, amongst other things, to protect the NLF's entitlement to the NLF Cash Sweep Payment, its conversion rights and to ensure that the cash reserves are utilised in accordance with the Nuclear Liabilities Agreements. In particular, these companies will be entitled to post collateral for trading and operations and incur expenditure in relation to outage costs, working capital requirements, debt service and repayment of borrowings and costs of operating and maintaining its stations, but will otherwise agree not to declare or pay dividends, make or commit to make any acquisition or incur any expenditure unless: (a) cash reserves at the end of the immediately preceding financial year exceeded the Target Amount plus the NLF payment, amounts included in the forecast  expenditure  reserve  and the amount  required  for the  distribution, acquisition or expenditure; and (b) taking into account the intended expenditure, cash reserves at the end of the subsequent financial year would, or would be likely to, exceed the then Target Amount.



More information about the NLF Cash Sweep Payment and adjustments to the Payment Percentage is set out in Schedule B to this announcement.



Historic Liabilities Funding Agreement



The Secretary of State has agreed to assume financial responsibility for contracted liabilities for historic spent fuel (i.e. fuel loaded into BEG and BEGUK's reactors prior to the restructuring becoming effective). The relevant contracts are with BNFL (the "BNFL Historic Contracts") and expire in 2086, or earlier (i.e. 2020 with an option to extend to 2038) in respect of some categories of waste.



The Secretary of State will meet the fixed monthly payments as well as, subject to the exceptions described below, incremental liabilities that arise under the BNFL Historic Contracts. In most cases, BNFL will be paid directly by the Secretary of State.



The Secretary of State will not be responsible for certain incremental liabilities under the BNFL Historic Contracts including, inter alia, incremental liabilities arising out of: failures by BEG or BEGUK to act in accordance with the Minimum Performance Standard, breaches by BEG or BEGUK of the BNFL Historic Contracts or operational changes made by BEG or BEGUK other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with the Accepted Standards.



In addition, BEG and BEGUK have agreed with the Secretary of State to exercise their rights under the BNFL Historic Contracts with reasonable care, in compliance with the Minimum Performance Standard and in a similar manner as if they were bearing these contracted liabilities and all other nuclear-related liabilities arising in connection with the operation of their nuclear power generating plant, such as decommissioning and uncontracted liabilities, themselves (the "minimum contracting standard").



Certain exercises of rights under the BNFL Historic Contracts must be approved by the Secretary of State. These include all exercises of rights that relate to the long term strategic management of the historic spent fuel, together with other non-strategic exercises of rights that are reasonably expected to give rise to  incremental  liabilities  under  the BNFL  Historic  Contracts  above a certain materiality threshold ( GBP15,000 (undiscounted) for an individual exercise or GBP50,000 (undiscounted) on an aggregate annual basis). Alternatively, in relation to the non-strategic category only, BEG or BEGUK may elect to meet such liabilities by paying BNFL directly and seeking reimbursement from the Secretary of State. If a required approval in respect of the non-strategic exercise of rights is not received because it fails the minimum contracting standard, British Energy will pay for the resulting incremental liability. Incremental liabilities arising out of a failure by BEG or BEGUK to exercise a non-strategic exercise of rights in accordance with the minimum contracting standard will also be paid for by British Energy. The Secretary of State may require BEG or BEGUK to exercise, or BEG or BEGUK may offer to exercise, rights under the BNFL Historic Contracts which are expected to materially reduce liabilities under those contracts, subject to the Secretary of State compensating BEG and BEGUK for any associated economic disbenefit and, if the proposal was made by BEG or BEGUK, an agreed incentivisation margin payable to them by the Secretary of State.



It is intended that the obligations of the Secretary of State under the Historic Liabilities Funding Agreement will continue notwithstanding formal insolvency of BEG, BEGUK or any other relevant member of the Group, except that on a winding-up of BEG or BEGUK or the appointment of a liquidator in respect of BEG or BEGUK, the relevant BNFL Historic Contracts will terminate and BEG or BEGUK's previously contracted liabilities with BNFL will then be covered by the NLF as uncontracted liabilities.



BNFL AGREEMENTS


As announced on 16 May 2003, amendments to the existing contracts and new contracts consistent with the terms announced on 28 November 2002 between British Energy and BNFL for front-end (relating to the supply of advanced gas-cooled reactor ("AGR") fuel) and back-end (relating to the disposal of spent AGR fuel) fuel services have been agreed.



The amendments to the existing front-end contracts became effective on 1 April 2003, although the amendments will automatically terminate (except in relation to the uranics supply arrangements with BEG) if, inter alia, the Proposed Restructuring is not completed. The new front-end contracts will also terminate in those circumstances.



The back-end contracts are conditional on, inter alia, completion of the Proposed Restructuring but, under the terms of the Standstill Agreement, payments to BNFL are being made as if the revised back-end contracts had become effective on 1 April 2003.



The principal payment terms of the new front-end and back-end fuel services contracts with BNFL are as follows:



With respect to the front-end AGR fuel fabrication services:



- a fixed payment of GBP28.5 million per annum until 2006, but subject to discounts on a variable basis in accordance with wholesale baseload electricity prices to a minimum payment of GBP13.5 million per annum at a market price of GBP15 per MWh. The fixed annual price falls to GBP25.5 million thereafter and is also subject to the discounting mechanism; and



- a payment of GBP191,000 per tonne of AGR fuel delivered



With respect to the back-end fuel services (for fuel loaded into British Energy's AGR reactors on or after the date on which the restructuring has become effective - i.e. new spent fuel):



- a payment of GBP150,000 per tonne of AGR fuel, payable on loading of such new spent fuel into one of British Energy's AGR reactors;



- a rebate or surcharge against the payment equivalent to 50 per cent. of the difference between the market baseload price in a year and GBP16.00 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price used in the calculation will not be less than GBP14.80 and not more than GBP19.00 per MWh; and



- if the market baseload price exceeds GBP19.00 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price in a year and GBP19.00 per MWh multiplied by the MWh produced in the AGR fleet in that year. The market baseload price used in that calculation will not be less than GBP19.00 and not more than GBP21.00 per MWh.



All of the above monetary amounts are indexed to RPI.



The market reference price as noted above is an outturn electricity price and is calculated by reference to a range of publicly quoted market indices.



Under the new back-end fuel services agreements BNFL takes title to and hence assumes responsibility for the ultimate disposal of new spent fuel.



On 16 May 2003, British Energy also announced that it had sold the majority of its uranics stocks on 31 March 2003 for approximately GBP50 million to BNFL, which has contracted to provide British Energy with a full uranics supply service in the future. The cost of any uranics supplied to British Energy is based on the cost incurred by BNFL. British Energy also pays a fee for additional services provided by BNFL in respect of the uranics contained in the fuel supplied. On 9 July 2003, British Energy announced the sale of most of its remaining uranics stocks to BNFL for a cash consideration of GBP7.8 million. The sale of the residual stock, amounting to about GBP2.3 million, is expected to be completed by the end of October 2003.



In addition, British Energy has contracted to provide computer implementation support services to BNFL for a fee of GBP10 million per annum plus certain incremental costs. The contract terminates on 31 March 2005.



AMERGEN DISPOSAL



On 11 September 2003, the Board announced that British Energy and certain of its subsidiaries had entered into an agreement to dispose of British Energy's entire 50 per cent. interest in AmerGen Energy Company, LLC ("AmerGen") to FPL Energy, LLC ("FPL Energy"), which is a wholly-owned subsidiary of FPL Group, for approximately $277 million. The disposal of British Energy's interest in AmerGen will be effected through the sale of its subsidiary, British Energy U.S. Holdings Inc. ("BEUSH"), to an affiliate of FPL Energy.



AmerGen is engaged in the ownership and operation of nuclear power generation plants in the United States of America.



The proposed transaction is subject to a right of first refusal (the "ROFR") held by Exelon Generation Company, LLC ("Exelon"), British Energy's partner in AmerGen. Under the limited liability company agreement (the "LLC Agreement") relating to AmerGen, Exelon has the right to purchase British Energy's 50 per cent. interest in AmerGen on the same terms as those offered by FPL Energy by giving notice of its intention to do so within 30 days of receiving notice of FPL Energy's agreement to purchase British Energy's interest in AmerGen. Exelon's ROFR will terminate on 11 October 2003. In certain circumstances, break fees of up to US$8.295 million will be payable by British Energy to FPL Energy in the event that the transaction with FPL Energy is not completed, including as a result of Exelon exercising its ROFR to acquire AmerGen.



Under the LLC Agreement, in lieu of exercising its ROFR, Exelon has the right to elect to participate in the sale of British Energy's interest in AmerGen (the " Tag-along Right") on the same timetable as the ROFR. If Exelon were to exercise its Tag-along Right, the consideration offered by FPL Energy for a 50 per cent. interest in AmerGen would be applied pro rata to the interests of British Energy and Exelon, leaving each with a 25 per cent. interest in AmerGen.



Closing of the proposed transaction with FPL Energy is subject to approvals from the Secretary of State, the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission and the Federal Communications Commission and requires clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the New Jersey Industrial Site Recovery Act. In addition, the parties will not be obliged to complete the transaction if a material adverse effect (as defined in the agreement) on AmerGen or BEUSH or certain other specified adverse effects occur prior to closing. Completion of the transaction is also subject to approval of the disposal of British Energy's interest in AmerGen by the shareholders of British Energy, where required.



The Board expects that it will require approximately six months to obtain the necessary regulatory approvals for a disposal of British Energy's interest in AmerGen to FPL Energy.



If the sale to FPL Energy is completed, British Energy expects to receive cash consideration of approximately US$277 million, subject to adjustments relating to working capital levels, unspent nuclear fuel, capital expenditures and low-level waste disposal costs at the time of closing. The proceeds of the transaction are expected in the first instance to be used to repay drawings under the Government Facility and the remainder will be retained to fund the cash reserves.



As at 31 March 2003, British Energy had recorded its 50 per cent. interest in AmerGen in its accounts, where it is classified as an "Interest in joint venture ", at a net asset value of GBP71 million. AmerGen's loss before tax (post-exceptionals) in the year ended 31 March 2003 was GBP5 million. Taking account of parent company funding and working capital in AmerGen's US holding company that is being disposed of as part of the transaction, the total net asset value of assets as at 31 March 2003 subject to the transaction was GBP67 million with an attributable loss before tax (post-exceptionals) for the year ended 31 March 2003 of GBP7 million.



BRUCE DISPOSAL



The disposal of British Energy's entire 82.4% interest in Bruce Power Limited Partnership ("Bruce Power") was completed on 14 February 2003. At closing, British Energy received initial consideration of approximately C$627 million after minor closing adjustments and a payment of C$51 million in recognition of the capital contribution paid by British Energy to Bruce Power in December 2002. An additional C$100 million of consideration was withheld pending a successful restart of Unit 4 and Unit 3 by 15 June 2003 and 1 August 2003 respectively. Delays leading to an inability to meet these restart dates (other than those due to certain causes) result in a C$5 million per unit reduction from the C$100 million aggregate amount with a further C$5 million reduction per unit if a unit is not restarted on or before the first day of each successive calendar month. As the timing of the restarts of Unit 4 and Unit 3 is substantially outside the control of the Company, the Board is not currently able to provide an indication as to when these restarts can be expected to take place. The units are not expected to restart until after 1 October 2003 and therefore there is likely to be a reduction in the aggregate amount payable to British Energy of at least C$35 million.



In addition to these amounts, a further C$20 million of the consideration for the disposal is being withheld to cover any successful breach of warranty claims. Subject to there being no such successful claims, this amount will be paid to British Energy in full on 14 February 2005. A further withholding of C$20 million in respect of potential adjustments for pension deficits was paid to British Energy in full on 28 April 2003.



The proceeds received in respect of the disposal of Bruce Power have been used to repay or collateralise amounts drawn under the Government Facility and to fund working capital requirements.



REQUIREMENT FOR A BONDHOLDER MEETING



The Company intends to propose amendments to the trust deed constituting the Bonds (as supplemented, the "Trust Deed") to facilitate the implementation of the Restructuring Scheme. As the Bonds are held in permanent global form at present, the bond trustee is the only legal creditor in relation to such Bonds and only the bond trustee is entitled to vote at the scheme meeting. The proposed amendments will allow British Energy to issue bonds in definitive form ("Definitives") so that each holder can attend and vote directly at the scheme meeting. This will be an option available to British Energy and, if exercised, will only be exercised after consultation with the Ad Hoc Committee.



The terms of the Bonds currently allow them to be exchanged for Definitives only in certain circumstances and the Trust Deed must therefore be amended to enable the Company to issue Definitives at its option. This amendment would need to be authorised at a meeting of the holders of each series of Bonds and would require a 75 per cent. majority of votes cast.



In addition, a resolution will be proposed to the holders of each series of Bonds to extend the final standstill termination date under the Trust Deed from 30 September 2003 to 31 January 2005 and to agree the amendments to the standstill arrangements on terms consistent with the Creditor Restructuring Agreement.



The Proposed Restructuring is not conditional on these resolutions being passed.



STATE AID NOTIFICATION TO THE EUROPEAN COMMISSION



The Proposed Restructuring contains certain measures (the "Aid Package") which may fall within the relevant European Community rules on State aids and in particular Article 87 of the EC Treaty. Accordingly, the UK Government filed on 7 March 2003 a Restructuring Plan under Article 87(3) of the EC Treaty notifying the Commission of its proposed restructuring aid. The relevant Community rules on State aids provide that any state aid measures which may favour an undertaking and affect intra-Community trade shall not be put into effect unless they are notified to and authorised by the Commission.



The Proposed Restructuring therefore cannot be implemented until the Commission approves it.



On 31 July 2003, the Commission published a notice in the Official Journal of the European Communities (the "Notice") setting out its preliminary assessment of the Proposed Restructuring and the Aid Package. The Notice initiated a Formal Investigation Procedure (the "procedure") and invited interested third parties to submit to the Commission their comments on the Proposed Restructuring and the Aid Package within one month (unless extended) from the publication of the Notice. The Commission subsequently granted extensions to some respondents up to 15 September 2003. British Energy qualified as an interested party for the purposes of the procedure and submitted its comments to the Commission on 6 September 2003. The Commission will send to the UK Government all interested parties' comments (or a summary where the respondent requests to remain anonymous) and will ask the UK Government to respond to them within one month.



Following receipt of the interested parties' comments and the UK Government's
response, the Commission will continue the procedure.   British Energy is
co-operating fully with the UK Government in this process.



The formal investigation process is entirely between the EC and the UK Government. British Energy is not directly involved in these discussions and therefore cannot comment on the likelihood of success or the likely timetable for completion of the approval process.



It is possible that the Commission will approve the restructuring plan and the Aid Package subject to conditions that may include requiring British Energy to take certain measures to compensate its competitors by limiting the Company's presence in the relevant electricity markets after the completion of the Proposed Restructuring. The Board estimates that any discussion with the Commission in relation to potential conditions and/or compensatory measures will commence around the end of 2003. British Energy considers any conditions and/or compensatory measures unnecessary and will strongly resist their imposition.



If Commission approval of the restructuring plan is conditional on British Energy making compensatory measures or on other conditions then the Proposed Restructuring will only proceed if compliance with such conditions will not, in the aggregate, amount to a material adverse change (as described above) or render it impossible to carry out the Proposed Restructuring as contemplated in the Creditor Restructuring Agreement.



If State aid approval is not received from the Commission, then the Proposed Restructuring will not be capable of being implemented. In these circumstances, it is likely that British Energy will be forced to consider insolvency proceedings.



RESCUE AID



The decision of the Commission of 28 November 2002 to authorise the rescue aid granted by the UK Government to British Energy was appealed against by AES Drax and Greenpeace/Ecotricity in the Court of First Instance of the European Communities (the "CFI") in April 2003. British Energy has duly applied for leave to intervene in both cases to support the Commission in defending the authorisation of the rescue aid decision. The CFI, after hearing the parties to the main applications against the Commission decision, will decide whether to award British Energy leave to intervene later in this year or early next year. In the meantime, British Energy has learnt informally that AES Drax has withdrawn its application. If the CFI finds the Greenpeace/Ecotricity application admissible, it will proceed to examine the substance of the case; however, it is not expected to deliver its final judgment before mid 2005. British Energy believes that the applications against the rescue aid decisions of the Commission are likely to be dismissed by the CFI.



IMPLICATIONS IF RESTRUCTURING FAILS TO COMPLETE



The Proposed Restructuring remains subject to a large number of significant uncertainties. If the required approvals are not forthcoming or the conditions to the Proposed Restructuring are not satisfied or waived within the timescales envisaged, the companies within the Group may be unable to meet their financial obligations as they fall due and may have to take appropriate insolvency proceedings. In this case, the distributions to the unsecured creditors (including Bondholders, RBS, the Significant Creditors and BNFL) may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders. The reasons for this view are as follows:



- much of the cash in the Group is in the form of collateral (GBP306 million as at 26 September 2003) which has been pledged to support its trading and other operations. In the event of insolvency much of this collateral may be taken by the contractual counterparties and therefore it may not be available for other creditors;



- the Group's accrued nuclear liabilities for uncontracted back-end fuel and future decommissioning costs as at 31 March 2003 were recorded at GBP1.7 billion in the consolidated audited report and accounts after discounting at 3 per cent. real per annum to reflect the expected payment profile. The size of these liabilities, in comparison with the Group's other obligations, and the likelihood that in a liquidation they would have effective priority over other creditors, will mean that unsecured creditors (including Bondholders, RBS and the Significant Creditors) will be entitled to only a very small proportion of the proceeds received through the insolvency process;



- the new BNFL fuel services contracts are conditional on successful implementation of the Proposed Restructuring. If the Proposed Restructuring were not implemented, the standstill of the existing contracts for back-end fuel services, which as at 31 March 2003 were recorded at GBP2.2 billion in the Group's consolidated annual report and accounts, would lapse. The amendments to the existing front-end contracts (other than the uranics arrangements) will terminate if the Proposed Restructuring does not become effective (in which case the more expensive previous front-end agreements would resume effect; and



- given the nature and complexity of the nuclear power stations and the related nuclear liabilities it is unlikely that a purchaser for these assets would be found.



BONDHOLDER CONFERENCE CALL



Close Brothers Corporate Finance Limited ("Close Brothers") and Cadwalader, Wickersham & Taft LLP ("Cadwalader"), who have given financial and legal advice respectively to the Ad Hoc Committee in connection with the Proposed Restructuring, have arranged a conference call for Bondholders to be held on Monday, 6 October at 4.00 p.m. London time. Bondholders who wish to obtain dial in details should identify themselves to Close Brothers or Cadwalader. Bondholders who have questions or who wish to sign the Creditor Restructuring Agreement are requested to contact either Martin Gudgeon (martin.gudgeon@cbcf.com) or John Nener (john.nener@cbcf.com) at Close Brothers on +44 (0) 20 7655 3100 or Andrew Wilkinson (andrew.wilkinson@cwt-uk.com) or Stephen Phillips (stephen.phillips@cwt-uk.com) at Cadwalader on +44 (0) 20 7170 8700.



IMPORTANT NOTICES



The Proposed Restructuring remains subject to a large number of conditions and significant uncertainties:



-although the principal terms of the Proposed Restructuring have been agreed, definitive documentation relating to the terms of the New Bonds and the warrants remain to be finalised based on the agreed term sheets and various ancillary documents have not yet been prepared or agreed;



- the Creditor Restructuring Agreement is conditional on, among other things:
(i) State aid approval; (ii) there being no material adverse change; (iii) Inland Revenue and regulatory clearances; (iv) the BNFL arrangements becoming unconditional; and (v) the Government Restructuring Agreement becoming unconditional. The Creditor Restructuring Agreement will automatically terminate if these conditions are not satisfied by 30 November 2004;



- the Commission may not approve the Proposed Restructuring as proposed or it may impose conditions to its approval that would materially affect the financial terms or even the viability of the Proposed Restructuring;



- the Government Restructuring Agreement will not become unconditional if, inter alia, the Secretary of State determines that, in her opinion, the Group (including Newco 1 and Newco 2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);



- in order for the Restructuring Scheme and the Eggborough Scheme to become effective, it is necessary that at least 75 per cent. by value and a majority in number of the relevant creditors present and voting at the meeting convened to approve the relevant scheme vote in favour of such scheme. Following approval by the requisite majority, the Restructuring Scheme and the Eggborough Scheme will also need to be sanctioned by the court. The Proposed Restructuring will lapse if the Restructuring Scheme does not become effective by the earlier of 31 January 2005 and the date falling 120 days after the Creditor Restructuring Agreement becomes unconditional.



In addition, any of the Consenting Creditors may terminate the Creditor Restructuring Agreement following the occurrence of a termination event. If the Creditor Restructuring Agreement terminates, the standstill arrangements will also terminate.



If the required approvals are not forthcoming within the timescales envisaged, or if the assumptions underlying the Proposed Restructuring are not fulfilled, the conditions to the Creditor Restructuring Agreement are not satisfied or waived, or the standstill arrangements are terminated then the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



Shareholders are strongly advised to take note of the potential dilution of their equity holdings referred to in the above announcement.





This announcement contains certain pro forma and forward-looking financial information, which is not necessarily indicative of the actual results of operation or financial position that would have occurred or will occur nor are they necessarily indicative of future operating results or the financial position of the Company.



On 24 September 2003, British Energy filed a 20-F report for the 2003 financial year with the Securities and Exchange Commission of the United States of America (the "SEC"). This report contains additional information which readers of this announcement may find useful. This document can be viewed at British Energy's website (www.british-energy.com).



                                   SCHEDULE A


                         SUMMARY OF TERMS OF NEW BONDS


Issuer:                            Newco 2


Guarantors:                        Newco 1 and each Material Subsidiary (defined below)   other than
                                   British Energy Trading Services Limited ("BETS") shall guarantee the
                                   New Bonds. The Material Subsidiaries on the date of issue are expected to include: British Energy plc, British Energy Generation Limited,
                                   British Energy Generation (UK) Limited, British Energy International
                                   Holdings Limited, British Energy Power and Energy Trading Limited,
                                   District Energy Limited, Finco and Newco 1. Other companies that become
                                   Material Subsidiaries after the date of issue of the New Bonds will also become Guarantors.


Material Subsidiaries:             Material Subsidiary is to be defined as a member of the Group other than Eggborough Power Limited (Holdings) Ltd. ("EPHL"), Eggborough
                                   Power Limited ("EPL") and Newco 3 (EPHL, EPL, and Newco 3 together the
                                   "Eggborough Subsidiaries") whose consolidated gross assets, turnover or
                                   EBIT constitute 5 per cent. or more of the consolidated  gross assets turnover or EBIT of the Group (excluding all assets relating to amounts receivable under the Nuclear Liabilities Agreements).


Restricted Subsidiaries:           Each subsidiary of Newco 1 which is not an Unrestricted Subsidiary:


Unrestricted Subsidiaries:         The Eggborough subsidiaries and any subsidiary of Issuer that may be designated as such.


Principal Amount:                  GBP700 million


Maturity:                          The New Bonds will have a final maturity of 31 March 2022.


                                   The New Bonds will amortise in accordance with the attached schedule or otherwise be redeemed on or prior to 31 March 2022.


Interest:                          Bonds will bear a fixed coupon of 7 per cent. per annum. Interest to be payable quarterly in arrear.


Rating:                            The Issuer will apply for the New Bonds to be rated by the Rating
                                   Agencies at the time of issue, and the Issuer shall use reasonable endeavours to obtain ratings on as favourable a basis as is reasonably available but achieving such ratings is not a condition of the transaction proceeding.


Ranking:                           Senior, direct, unconditional and unsecured guaranteed New Bonds.


Guarantee:                         Payment and performance of the New Bonds will be guaranteed on a joint and several basis by the Guarantors on an unsecured and unsubordinated basis.


Listing:                           The Issuer will use all reasonable endeavours to obtain and maintain the admission of the New Bonds to listing with the UKLA and to trading on the London Stock Exchange or, if this is not practicable, to obtain and maintain a listing on the Luxembourg Stock Exchange.


Secondary Offering:                The Issuer agrees to use all reasonable efforts to produce and distribute a prospectus in relation to, and premarket, a possible secondary market offering by the holders of the New Bonds of some or all of the New Bonds to institutional investors in Europe and in certain circumstances to institutional investors in the US.


Covenants:                         The terms and conditions of the New Bonds will include the following covenants:


                                   -    Limitations on financial indebtedness in excess of GBP75 million, subject to customary exceptions;


                                   -    Negative Pledge, subject to customary exceptions;


                                   -    Limitation on Restricted Payments, subject to customary
                                   exceptions. Restricted Payments to be defined as (a) dividends or distributions on equity of Newco 1 ("Dividends"), and (b) (i)
                                   repurchases of equity of Newco 1, the Issuer or affiliate, (ii)
                                   subordinated debt repurchases or early repayment by Newco 1, the
                                   Issuer, or any Restricted Subsidiary or (iii) investments in any person or entity, subject to certain exceptions by Newco 1, the Issuer or any
                                   Restricted Subsidiary (each of (b)(i), (ii) and (iii) being a
                                   "Non-Dividend Restricted Payment", together with Dividends, "Restricted
                                   Payments");


                                   -    The Issuer and the Restricted Subsidiaries will limit their activities to (i) the supply, sale and purchase of products and services supporting the generation and sale of the output of the
                                   Group's plants, or relating to renewable obligation certificates, emissions (in relation to the Eggborough Plant) or other similar or related permits, obligations or entitlements; (ii) the sale and purchase of electricity consolidation services; (iii) entry into
                                   Trading Arrangements; (iv) the supply of fuel through BEPET; (v)
                                   nuclear and renewable generation, together with Eggborough, in the UK;
                                   (vi) the supply, sale and purchase of electricity in the UK and through interconnectors with the UK and within Europe and Scandinavia; (vii)
                                   defuelling and decommissioning of Group owned plants, (viii) activities which are reasonably necessary in connection therewith or ancillary or incidental to any of the activities described in (i) to (vii)
                                   (inclusive) above (including the provision of other defuelling and decommissioning operation and maintenance services and consultancy services related to any of the activities described above, provided that such provision shall account for no more than GBP60 million of turnover; and (ix) making investments or acquisitions that fall within the limitations set out in (i) to (viii) (inclusive) above and otherwise are in compliance with the terms of the New Bonds. Trading
                                   Arrangement is to be defined as a transaction entered into in the ordinary course of business on arms length terms relating to energy which is a commodity option, a commodity forward or future, or other commodity transaction, including any grid trade or contract for differences.


                                   -    Transactions with affiliates are required to be on terms no less favourable to the Issuer, Newco 1 or the Restricted Subsidiaries than those that would be available in a comparable transaction in arm's length dealings with an unrelated party with various certification requirements triggered in respect of transactions in excess of GBP2 million, respectively, GBP5 million or GBP25 million, subject to certain exceptions;


                                   -    Transactions with British Nuclear Fuels plc are required to be on arms-length terms and determined by the board of directors to be on such terms in the case of transactions over GBP2 million;


                                   -    Transactions with the NLF are required to be on fair and
                                   reasonable terms with certification of corporate benefit in the case of transactions exceeding GBP5 million and provision of an opinion from an investment banking firm stating that the transaction is on fair and reasonable terms (from a financial point of view) in the case of transactions in excess of GBP25 million;


                                   -    Limitation on sale of certain assets, subject to certain
                                   exceptions;


                                   -    Limitation on sale/lease back transactions except where the transaction is treated as an asset sale;


                                   -    Limitation on the issue, sale or transfer of the equity of the
                                   Issuer, Newco 1 or the Restricted Subsidiaries subject to certain exceptions;


                                   -    Limitations on guarantees of Financial Indebtedness by a
                                   Restricted Subsidiary;


                                   -    Limitations on Restricted Subsidiaries entering into arrangements which limit their ability to make distributions, subject to certain exceptions;


                                   -    Limitation on the consolidation, merger or sale of assets of the
                                   Issuer, Newco 1 or the Restricted Subsidiaries, subject to certain exceptions;


                                   -    The Issuer will file with or furnish to the SEC and provide to the
                                   Trustee for the benefit of the Bondholders, annual reports and audited financial statements and unaudited quarterly financial statements prepared in accordance with UK GAAP transitioning over time to US GAAP and, and, from 31 December 2004, reports on Form 10-K, Form 10-Q and
                                   8-K, including consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with US GAAP;


                                   -    Standard affirmative covenants, including: maintenance of
                                   corporate existence, compliance with the terms of statutory and licensing requirements relating to insurance; payment of taxes;
                                   provision of financial information; maintenance of properties;
                                   compliance with law and customary compliance certificates.


                                   All New Bond covenants will apply to Newco 1, the Issuer and each of the Restricted Subsidiaries. In the event that the New Bonds achieve investment grade rating, from any two Rating Agencies, one of which must be Moody's, the application of certain of the above covenants will be suspended.


Put Option:                        Each holder of New Bonds has the option to require the Issuer to repurchase its New Bonds at the higher of (i) a Make Whole Amount determined by reference to comparable treasury stock and (ii) 101 per cent together with accrued interest (without duplication) upon the occurrence of certain events, to include inter alia, (a) a change of control, (b) the lapsing, revocation, surrender or termination of any nuclear generation, site or disposal licence or authorisation in certain circumstances, and (c) an independent financial adviser has been appointed by the Issuer and approved by the Trustee, or if appointed, fails to certify that the event referred to in (b) is materially prejudicial to the Issuer, Newco 1 or any Restricted
                                   Subsidiary, and (d) the event referred to in (b) above results in the
                                   New Bonds being downgraded below investment grade by 2 of the 3 Rating
                                   Agencies or, if already rated below investment grade, the rating is lowered by one full rating category by 2 of the 3 Rating Agencies.


Optional Early Redemption in Whole The Issuer will have the option to redeem the New Bonds at the higher
or in Part:                        of (i) a Make Whole Amount determined by reference to comparable treasury stock and (ii) 101 per cent. of the principal amount outstanding together with accrued interest (without duplication).

Mandatory Repurchase Offers        In the event the Target Amount is reduced or the Eggborough Break
                                   Option is exercised and cash (as defined in the Contribution Agreement)
                                   as at the last financial year end is equal to or in excess of the
                                   Target Amount, the Issuer must offer to apply any funds in excess of
                                   GBP10 million in making a prepayment of New Bonds (in whole or in part)
                                   on the next succeeding Interest Payment Date at 101 per cent. of their principal amount outstanding, together with accrued interest
                                   (Bondholders are not required to accept the offer).



                                   To the extent that any such offer is not accepted by Bondholders, the
                                   Issuer must apply its excess funds in (i) paying the NLF Payment
                                   Percentage and (ii) paying the balance to the holders of New Shares by way of a Dividend.


Accelerated Decommissioning        With the exception of (a) an early redemption or market purchase as
Payment:                           part of a contemporaneous refinancing of the whole or part of the New
                                   Bonds or (b) any cancellation of the entitlement of the Eggborough
                                   Lenders to any proportion of the CTA Global Bond it shall be a condition of any early redemption of the New Bonds (whether in whole or in part) or (b) any cancellation that an accelerated payment is made to the NLF (pursuant to the Contribution Agreement).


Purchase:                          The Issuer, Newco 1 or any Subsidiary may purchase New Bonds in the open market in Newco 1, subject to certain conditions and limitations.


Taxation:                          All payments of principal and interest shall be made free and clear of, and without withholding or deduction for, any taxes imposed by the UK, unless such withholding or deduction is required by law.


Redemption for Taxation Reasons:   If the Issuer or a Guarantor becomes obliged to pay additional amounts, as a result of the imposition of withholding taxes or deductions, the
                                   Issuer may, subject to satisfaction of usual conditions, redeem all of the New Bonds at any time (subject to notice) at their principal amount with accrued interest to the date fixed for redemption.


Events of Default:                 (a)   Non-Payment: of principal or interest on the New Bonds when due and such failure continues for 14 days; or


                                   (b)   Breach of Other Obligations: in the New Bonds or the Trust Deed
                                   which is unremedied, if capable of remedy, within 45 days; or


                                   (c)   Cross-default: Financial Indebtedness of Newco 1, the Issuer or a
                                   Restricted Subsidiary becomes payable before its stated maturity or is not paid when due/within any originally applicable grace period; Newco
                                   1, the Issuer or any Restricted Subsidiary fails to pay any amount falling due under a Trading Arrangement (within any applicable grace period); Newco 1, the Issuer or a Restricted Subsidiary defaults under a Trading Arrangement and such default leads to a liquidation, acceleration or termination by the counterparty of such transaction where the aggregate value of the claims so existing exceeds GBP25 million
                                   (index linked by reference to RPI) or exceeds GBP35 million (index linked to RPI) in the case of defaults under a Trading Agreement;


                                   (d)   Enforcement Proceedings: a receiver, administrative receiver, administrator or similar official is appointed in relation to the
                                   Issuer or any Guarantor; or


                                   (e)   Insolvency: the Issuer,or any guarantor is declared insolvent or is unable (or admits inability) to pay its debts as they fall due;


                                   (f)     Winding-up: an order is made by a competent court or an
                                   effective resolution is passed for the winding-up or administration of the Issuer, Newco 1 or any Restricted Subsidiary, save for the purposes of merger, consolidation, reorganisation, reconstruction etc.;


                                   (g)   Cease to Carry on the Whole of its Business: the Issuer, Newco 1
                                   or any Restricted Subsidiary ceases to carry on the whole or substantially the whole of its business, save for the purposes of merger, consolidation, reorganisation, reconstruction etc.; or


                                   (h)   Judgment Default: any judgment or decree in excess of GBP25 million entered against Newco 1, the Issuer or any material subsidiary;
                                   (i)     Cessation of Guarantee: any Guarantee shall for any reason cease to be, in full force and effect and the Guarantors are unable to replace the Guarantee, within 14 days;


Bondholder Meetings:               A Bondholder meeting may be called by 10 per cent. of Bondholders of the principal amount of New Bonds outstanding. Until the occurrence of certain events, the holders of the CTA Global Bonds will not be entitled to participate in any vote of Bondholders for the purposes of directing the Trustee to accelerate the Bonds or to vote to change the amount of principal or interest payable in respect of the New Bonds or any date for such payment.


Overriding Provision:              The Issuer, Newco 1 and any Restricted Subsidiary, shall comply with any undertakings made to, and directions of, any of:


                                   (a)   H.M. Nuclear Installations Inspectorate;


                                   (b)   the Environment Agency;


                                   (c)   the Office for Civil Nuclear Security;


                                   (d)   the Health and Safety Inspectorate;


                                   (e)   the Scottish Environment Protection Agency; and


                                   (f)     the Office of Gas and Electricity Markets,


                                   and with any other mandatory provisions of law, notwithstanding any other provision hereof, provided that any payment default under the New
                                   Bonds shall be an Event of Default regardless of this provision.


Amendments:                        As per existing Trust Deed.


Governing Law:                     English



                             Amortisation Schedule


Principal Payment Date(1)       Amount of Principal Due           Per cent. outstanding

         31 March 2005          GBP  24,070,285                     96.6
         31 March 2006          GBP  49,825,490                     89.4
         31 March 2007          GBP  53,313,274                     81.8
         31 March 2008          GBP  57,045,203                     73.7
         31 March 2009          GBP  61,038,368                     65.0
         31 March 2010          GBP  65,311,053                     55.6
         31 March 2011          GBP  69,882,827                     45.6
         31 March 2012          GBP  40,382,973                     39.9
         31 March 2013          GBP  43,209,781                     33.7
         31 March 2014          GBP  46,234,466                     27.1
         31 March 2015          GBP  18,488,297                     24.5
         31 March 2016          GBP  19,782,478                     21.6
         31 March 2017          GBP  21,167,252                     18.6
         31 March 2018          GBP  22,648,959                     15.4
         31 March 2019          GBP  24,234,386                     11.9
         31 March 2020          GBP  25,930,793                     8.2
         31 March 2021          GBP  27,745,949                     4.2
         31 March 2022          GBP   29,688,166                    0.0



  (1) Principal will be repaid annually on 31 March, with the first principal payment being made on 31 March 2005, and the final principal payment being made on the final maturity date in 2022.


                                   SCHEDULE B


                SUMMARY OF THE NLF CASH SWEEP PAYMENT PROVISIONS



CASH SWEEP PAYMENTS



The NLF Cash Sweep Payment for any year is equal to the adjusted net cash flow of the Group (if positive) multiplied by the Payment Percentage for that year. The Payment Percentage will initially be set at 65 per cent. and will be subject to adjustment in certain circumstances, described in further detail below.



The adjusted net cash flow is calculated based on net cash flow for the relevant period generated by the Group adjusted to add back (i) payments made during the period to the NLF and shareholders, (ii) amounts allocated to the forecast expenditure reserve in the prior period, and (iii) the amount of cash deemed released from cash reserves by a reduction in the Target Amount during the period and to deduct (i) proceeds from the issue or sale by Newco of ordinary shares, (ii) amounts allocated to forecast expenditure reserve in the relevant period, and (iii) the amount of cash required to be retained in order to meet the Target Amount.



ADJUSTMENTS TO THE PAYMENT PERCENTAGE



Introduction



The Payment Percentage will be subject to upward or downward adjustment in certain circumstances so that shareholders benefit from any retained free cash flow and equity subscriptions and the NLF is not adversely affected by certain corporate actions. For example, if the Board were not to distribute all surplus free cash flow to ordinary shareholders after the NLF Cash Sweep Payment but were to retain some for investment in the business a compensating adjustment is required. If, in any year, all surplus cash is distributed and no new equity is issued, no adjustment to the Payment Percentage in that year would be required.



Adjustment for the Issue of Ordinary Shares



If British Energy issues ordinary shares (a "Share Issue") for cash, then the Payment Percentage will be reduced to reflect the fact that, following the Share Issue, the NLF will have a smaller pro rata claim over the equity of Newco 1, as enlarged by the proceeds of the Share Issue. The level of the dilution will be determined based on the size of the Share Issue in terms of the overall number of shares outstanding in Newco 1 and the applicable Payment Percentage at the time of the Share Issue.



Adjustment for the Payment of Cash Distributions and NLF Cash Sweep Payments



The agreement also provides for an adjustment to the Payment Percentage each time that there is a cash distribution to shareholders or an NLF Cash Sweep Payment is made to the NLF. On a distribution to shareholders, the Payment Percentage is increased as if shares with an aggregate market value equal to the distribution were acquired from the shareholders for cancellation. When an NLF Cash Sweep Payment is made, the Payment Percentage is reduced so that the number of shares the NLF would receive above 65 per cent. (or the lower percentage in effect as a result of any conversion of the NLF Cash Sweep Payment entitlement) on a conversion is reduced by reference to the number of shares which have an aggregate market value equal to the amount of the payment.



Other Adjustments to the Payment Percentage



The Payment Percentage is also subject to further anti-dilution adjustments which are customary for convertible securities.



Waivers



The NLF may waive its right to an NLF Cash Sweep Payment if such payment would result in a reduction of the Payment Percentage. However, the NLF cannot, through the waiving of the NLF Cash Sweep Payment for any period, increase the Payment Percentage above 65 per cent.


                                   SCHEDULE C



           POST-RESTRUCTURING UNAUDITED PRO FORMA NET ASSET STATEMENT
                              AS AT 31 MARCH 2003



The unaudited pro forma information has been prepared in accordance with accounting principles accepted in the United Kingdom ("UK GAAP"). UK GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). No pro forma financial information has been presented on a US GAAP basis. The unaudited pro forma financial information has been prepared in accordance with the Listing Rules of the UKLA and does not comply with the SEC requirements for pro forma information as set out in Article 11 of Regulation S-X. The unaudited pro forma financial information is not necessarily indicative of the financial position that would have occurred had the Proposed Restructuring occurred on the dates indicated or on the terms proposed nor are they necessarily indicative of the future financial position of the Company or the impact of applying US GAAP.



BASIS OF PREPARATION



The audited consolidated Group balance sheet drawn up at 31 March 2003 does not reflect the terms of the Proposed Restructuring as the restructuring had not been finalised.



The unaudited pro forma consolidated net asset statement for the Group as at 31 March 2003, set out below, has been prepared on the assumption that the terms of the Proposed Restructuring were effected on 31 March 2003. Because of the nature of pro forma financial information, it does not give a true or complete picture of the financial position of the Group and has been prepared for illustrative purposes only.



The unaudited pro forma consolidated net asset statement as at 31 March 2003 has been based on the audited consolidated balance sheet as at that date, after making the adjustments required in respect of steps 1 to 5 (see below). The pro forma information does not take any account of trading results or movements in working capital and cash flows of the Group and its subsidiaries between 31 March 2003 and the ultimate date of the implementation of restructuring.



THE EFFECTS OF PROPOSED RESTRUCTURING



General



The accounting for the Proposed Restructuring is expected to follow the principles of acquisition accounting owing to the significance of the change in ownership of the Group. This will result in significant changes to the share capital and reserves structure of the Group as well as the need to fair value the assets and liabilities.



As stated in note 25 to the financial statements included with the Group's 2003 audited annual report and accounts, the most recent formal triennial actuarial valuations of the Group's pension schemes were carried out as at 31 March 2001. The next formal actuarial valuation is due to be carried out as at 31 March 2004. Accordingly, in the absence of a formal actuarial valuation as at 31 March 2003 the pro forma net asset statement does not include any adjustment to reflect the fair value of the pension scheme assets and liabilities as at that date. The balance sheet on restructuring is expected to include the fair value of the pension scheme assets and liabilities following the next formal actuarial valuation.



The Directors have assumed that the market value of the New Shares is equal to the fair value of the net assets and, therefore, no goodwill arises. If that market value is different to fair value, however, then positive or negative goodwill will arise when restructuring is effected. In any event the market value of the new shares and the fair value of net assets on completion of the restructuring may be different from the pro forma net assets as at 31 March 2003.



Step 1 - Revaluation of Fixed Assets



Fixed assets employed across the fleet of UK nuclear power stations have been fair valued based on continued operation assuming a discount rate of 10 per cent. applied to projected cash flows, taking account of the new BNFL contract and the NLF funding arrangements including the cash sweep mechanism described below. The carrying value of fixed assets has been reduced by GBP138 million following these steps as the cash sweep mechanism is expected to have a negative impact on cash flows.



There is no deferred tax liability as at 31 March 2003 following the asset write down. No deferred tax asset is recognised as its recoverability in the foreseeable future is considered by management to be uncertain.



Step 2 - New BNFL Contracts



The provision for nuclear liabilities will be based on the revised contractual arrangements. Creditors have been adjusted to reflect amounts compromised under the standstill and restructuring agreements, together with a rescheduling of the payment terms under the historic BNFL contracts.



A consequence of the new arrangement is that British Energy now recognises liabilities under historic contracts for spent fuel services costs related to all fuel loaded before the effective restructuring date. Accordingly nuclear liabilities have been increased as British Energy previously provided for these liabilities as the fuel was consumed. Adjustment has, therefore, been made in respect of contracted and uncontracted liabilities for the cost of spent fuel services for unburnt fuel in the reactor as at 31 March 2003.



Under the proposed new BNFL contracts, ownership of the AGR fuel loaded after the restructuring date reverts to BNFL and so British Energy no longer bears storage, reprocessing and disposal costs. Going forward, British Energy's AGR back-end fuel costs for these services will be GBP150,000 (adjusted for RPI) per tonne of AGR fuel loaded. In addition, British Energy will make further annual payments which include a rebate and surcharge mechanism based on the out-turn of output and electricity market prices in that year.



Step 3 - NLF and Secretary of State Funding Arrangements



The Secretary of State has provided undertakings to fund services for spent AGR fuel loaded pre-restructuring and any future shortfall on NLF funding of uncontracted liabilities (including PWR spent fuel services) and decommissioning costs. For accounting purposes, this shortfall will represent the difference between the discounted provision for nuclear liabilities less the market value of the NLF at the balance sheet date.



The adjustment to the NLF/Secretary of State undertaking of GBP3.9 billion represents the shortfall as at 31 March 2003. The NLF will initially be comprised of the assets in the current decommissioning fund together with GBP275 million of New Bonds issued to the fund on restructuring. Following completion of the Proposed Restructuring, the Group will contribute GBP20 million per annum (adjusted for RPI) tapering off as stations are scheduled to close (the " Decommissioning Payments"), GBP150,000 per tonne (adjusted for RPI) of PWR fuel loaded as well as the NLF Cash Sweep Payment.



The NLF Cash Sweep Payment is initially defined as 65 per cent. of the movement in cash and cash equivalents during the year after adjusting for, among other things, any payments made to the NLF or dividends paid in the year. In restricted circumstances British Energy is permitted to carry forward cash from one year to the next (thereby reducing the NLF Cash Sweep Payment for the first year) where certain significant committed future cash outflows are expected.



Following completion of the Proposed Restructuring, the Group will be entitled to retain a minimum amount of cash in reserve, initially set at a target of GBP490 million, which can be adjusted for any incremental collateral requirements, prior to the proposed NLF Cash Sweep Payment taking effect, to support collateral and liquidity requirements post restructuring. A provision of GBP216 million has been created for cash reserves due to the NLF, representing 65 per cent of the Group's cash and liquid funds balance at 31 March 2003. An additional provision of GBP17 million has been created for net working capital balances as at 31 March 2003. The cash sweep mechanism will have an impact on future dividend policy.



Furthermore, the discounted future payments of the Decommissioning Payment, amounting to GBP225 million (assuming a discount rate of 5 per cent.), have been accounted for as a liability under the Proposed Restructuring, with a corresponding asset recognised in tangible fixed assets. The liability will be discharged through the payment of Decommissioning Payment to the NLF. The corresponding asset will be amortised over the remaining lives of the Group's nuclear power stations.



New legislation, the Electricity (Miscellaneous Provisions) Act, was enacted on 8 May 2003. One of the objectives of the legislation was to avoid British Energy incurring a tax charge as a result of the new Secretary of State undertaking; otherwise the level of State aid would require to be correspondingly higher.



Step 4 - New Bonds Issued



The GBP700 million balance for bonds and loans upon restructuring represents GBP550 million of New Bonds together with GBP150 million due through the planned revision to the Capacity and Tolling Agreement between BEPET and EPL to fund repayments under the Eggborough bank loans. The adjustments represent the difference between the carrying value of liabilities pre-restructuring and the amounts for which they are compromised by the significant creditors under the terms of the restructuring, which is assumed to have no tax consequences. The New Bonds will be issued, together with the New Shares, in return for the significant creditors and BNFL agreeing to compromise the amounts owing to them.



Step 5 - Disposal of Interest in AmerGen



British Energy has agreed the disposal of its 50 per cent. interest in AmerGen to FPL Energy for approximately US$277 million. The disposal is still subject to the right of first refusal and tag-along right of Exelon, British Energy's partner in AmerGen, as well as certain regulatory approvals and consents.



As at 31 March 2003, British Energy recorded its interest in AmerGen as an interest in joint venture with a net book value of GBP71 million. It also recorded a liability of GBP4 million in respect of BEUSH and its subsidiaries. The unaudited pro forma net asset statement adjusts for the disposal of these net assets of the disposed entities and reflects the pro forma cash receivable on the disposal (less transaction costs).



Step 5 of the pro forma balance sheet adjustments reflects the pro forma financial impact of the Group's entire 50 per cent. interest in AmerGen Energy Company LLC as announced on 11 September 2003. The analysis as set out is for illustration purposes only, and has been calculated to show the impact on the Group's balance sheet as if the transaction were effected on 31 March 2003. The calculations are based upon estimated consideration after deducting anticipated transaction costs and has been translated into pounds sterling based on the closing exchange rates of 31 March 2003.



No allowance has been made for potential adjustments to consideration to reflect movements in working capital, unspent nuclear fuels, capital expenditures and low level waste disposal costs at the time of closing as set out in the terms of the purchase and sale agreement.



       Unaudited Pro Forma Group Net Asset Statement as at 31 March 2003

                            Pre-restructuring                                                 Post-restructuring
                                           GBPm                                                             GBPm
                                                Step 1   Step 2   Step 3   Step 4   Step 5

                                                  GBPm     GBPm     GBPm     GBPm     GBPm

Tangible fixed assets                     686    (138)        -      225        -        -                   773
Investments                                77        -        -        -        -     (71)                     6
Goodwill                                    -        -        -        -        -        -                     -

Fixed Assets                              763    (138)        -      225        -     (71)                   779

Current Assets

Decommissioning Fund/                     334        -        -    3,865        -        -                 4,199
Secretary of State
undertakings
Stocks                                    360        -        -        -        -        -                   360
Debtors                                   387        -        -        -        -      (1)                   386
Investments                               246        -        -        -        -        -                   246
Cash at bank/cash reserve                  87        -        -        -        -      161                   248

                                        1,414        -        -    3,865        -      160                 5,439

Creditors <1 year                     (1,033)        -      179               316        5                 (533)
Bonds and bank loans                    (152)        -        -        -      152        -                     -

                                      (1,185)        -      179        -      468        5                 (533)

Net Current Assets                        229        -      179    3,865      468      165                 4,906

Nuclear liabilities -                 (1,909)        -    (360)        -        -        -               (2,269)
creditors >1 year
Bonds and bank loans                    (731)        -        -    (275)      306        -                 (700)
Cash reserves due to NLF                    -        -        -    (216)        -    (105)                 (321)
Working capital due to                      -        -        -     (17)        -      (3)                  (20)
NLF
Other long term creditors                   -        -        -    (225)        -        -                 (225)

                                      (2,640)        -    (360)    (733)      306    (108)               (3,535)

Provisions                            (1,735)        -     (81)        -        -        -               (1,816)

Net (Liabilities)/Assets              (3,383)    (138)    (262)    3,357      774     (14)                   334



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 01 2003                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations